FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, March 5, 2014.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS MEETING TO BE HELD ON APRIL 16, 2014

Content

At Annual Shareholders Meeting:

PROPOSAL FOR DESIGNATION OF RETAINED EARNINGS FOR THE FISCAL YEAR	04
CAPITAL BUDGETING	09
COMMENTS OF THE ADMINISTRATORS ABOUT THE COMPANY’S FINANCIAL SITUATION	11
PROPOSAL OF MANAGEMENT, FISCAL COUNCIL AND ADVISORY BOARD GLOBAL REMUNERATION	48
ANNEX TO THE PROPOSAL OF MANAGEMENT, FISCAL COUNCIL AND ADVISORY BOARD GLOBAL REMUNERATION	49

AT SPECIAL SHAREHOLDERS MEETING:

INVESTMENT PLAN FOR THE FISCAL YEAR OF 2014	72
MANAGEMENT PROPOSAL – AMENDMENT TO THE COMPANY’S BYLAWS	73
EXHIBIT I – ARTICLE 11 OF CVM INSTRUCTION 481/2009 – COPY OF THE COMPANY’S BYLAWS	74
EXHIBIT II – ARTICLE 11 OF CVM INSTRUCTION 481/2009 – REPORTING	93
EXHIBIT III – ARTICLE 11 OF CVM INSTRUCTION 481/2009 – COMPARATIVE FRAME	97
MANAGEMENT PROPOSAL – ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS	168
EXHIBIT I - INFORMATION OF THE CANDIDATES FOR THE POSITION OF MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS	169
MANAGEMENT PROPOSAL – RATIFICATION OF THE ACQUISITION OF CONTROL OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A	178
EXHIBIT I – ARTICLE 21 OF CVM INSTRUCTION 481/2009 – CHOICE OF APPRAISER179>	179
EXHIBIT II – ARTICLE 19 OF CVM INSTRUCTION 481/2009 – ACQUISITION OF CONTROL	180
APPRAISAL REPORT	186

AT ANNUAL SHAREHOLDERS MEETING

Proposal for Designation of Net Income for the Fiscal Year

(Article 9º of CVM Instruction 481/2009)

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders meeting of 2014, in compliance with Annex 9-1-II of CVM Instruction 481/2009, the hereunder:

1.            Net income for the fiscal year

The Company’s Net Income on December 31, 2013 totals R$ 1,052,495,220.41. From this amount, R$ 52,624,761.02 shall be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	R$ 99,418,761.43	R$ 150,548,853.42	R$ 249,967,614.85
Amount per Common Share	R$ 0.354546	R$ 0.5353953451	R$ 0.888957268
Amount per Preferred Share [1]	R$ 0.39	R$ 0.5889348796	R$ 0.977852995

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 36 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.5353953451 per common share and R$ 0.5889348796 per preferred share, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days following its approval at the Meeting.

[1] For this calculation, we considered the number of preferred shares outstanding on the date hereof.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the above mentioned deadline, without any interest between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2nd quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 03, 2013	July 31, 2013	October 25, 2013	April 16, 2014
Date of Beginning of Negotiations Ex-Rights	May 06,2013	August 01, 2013	October 28, 2013	April 17, 2014

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2011	2012	2013
Net earnings for the fiscal year	R$ 718,218,236.65	R$ 1,051,180,170.11	R$ 1,052,495,220.41
Total dividend distributed	R$ 170,576,831.20	R$ 249,655,290.47	R$ 249,967,614.85
Dividend related to Preferred Shares	R$ 0.679740054	R$ 0.982287897	R$ 0.977852995
Dividend related to Common Shares	R$ 0.617945504	R$ 0.892988998	R$ 0.888957268

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 52,624,761.02 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Equity Interest	R$ 1,396,207,446.77
Taxes/Equity Interest	R$ (343,712,226.36)
Net Income	R$ 1,052,495,220.41
Legal Reserve (5% of the Net Income)	R$ 52,624,761.02

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company’s preferred shares have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yes, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of the dividend paid in advance to the holders of preferred shares	R$ 64,077,668.98
Overall amount of the dividend to be paid to the holders of preferred shares	R$ 97,180,725.19
Overall amount of the dividend paid to the holders of preferred shares	R$ 161,258,394.17

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the dividend paid in advance to each class of preferred share	R$ 0.39
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.5889348796
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.977852995

10.          With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 36, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the above mentioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.         Inform the amount occasionally retained

Not applicable.

11.          Retained mandatory dividend as a result of the financial situation of the Company

Not applicable.

12.          Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.          Designation of income for the reserve of income to be realized

Not applicable.

14.          Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 36, Paragraph 2 of the Company Bylaws, to wit:

“Article 36 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [legal reserve], "b" [contingencies reserve], and "c" [dividend] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 674,912,560.09

c.         Describe the calculation

The amount designated for the reserve for expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2013. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year	R$1,052,495,220.41
Legal Reserve (5%)	R$ (52,624,761.02)
Tax Base for Dividends	R$ 999,870,459.39
Dividends (25%)	R$ (249,967,614.85)
Adjusted Net Income	R$ 749,902,844.54
Reserve for Expansion (90%)	R$ 674,912,560.09

15.          Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 749,902,844.54, in that R$ 674,912,560.09 for the reserve for expansion (under Article 36, Paragraph 2 of the Company Bylaws) and R$ 74,990,284.45 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See the proposal for Capital Budgeting on page 10.

16.          Designation of the income for the tax incentives reserve

Not applicable.

São Paulo, March 5th, 2014

BOARD OF OFFICERS

Capital Budgeting

To the Shareholders: In accordance with Section 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.         Inform the designation of the Retained Earnings for 2012 (Reserve for Expansion and Capital Budgeting) as approved at the 2013 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2013 amounted to R$ 2,022,000,000.00. Nonetheless, the investment made by the Company totaled R$ 1,849,856,119.00, that is R$ 825,220,242.24 for the opening of new stores and purchase of land, R$ 477,452,106.90 for refurbishment of stores and R$ 547,183,769.86 for infrastructure (IT, Logistics and others); and

(ii) The Reserve for Expansion, in the amount of R$ 674,069,284.02, and the Budgeting Capital, in the amount of R$ 74,896,587.11, approved at the 2013 Annual and Special Shareholders’ Meeting were used to support those investments. The difference was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

2.                       Propose that retention of R$ 749,902,844.54 from the earnings of 2013 in order to borne the Investment Plan of 2014, to be approved by the Board of Directors and by the shareholders, in that R$ 674,912,560.09  to the Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws) and R$ 74,990,284.45 to the Capital Budgeting (Section 196 of Law 6,404/76).

This is our proposal.

São Paulo, March 5th, 2014.

THE BOARD OF OFFICERS

Comments of the Management about the Company’s financial situation

Item 10 of the Reference Form, CVM Rule 480/2009 of December 7, 2009 (“ICVM 480”)

10.1      General financial and equity conditions

general financial and equity conditions

Currently, the Group is in the pursuit of improving operational efficiency and capturing synergies among its various businesses, and it is confident that in 2014 it will find a more favorable scenario to advance its strategy of competitive pricing, strong organic growth and market share gain in all its businesses.

Despite the challenging macroeconomic environment, GPA demonstrated the capacity and agility to adjust its strategy to market conditions and deliver strong results accompanied by market share gains in its various business segments. In recent years, we have delivered growth and positive results, strengthening GPA as a group poised for sustainable and structured growth going forward, which is an important differential in the retail business.

In 2013, we consolidated our multi-format model with a diversified yet convergent business portfolio, while expanding our competitive advantages. We have definitively selected the multi-channel approach as our strategic priority. For this, we implemented a series of initiatives focused on integration, capturing synergies and creative solutions to make the buying experience increasingly more practical, convenient and attractive for our customers. As a result, we identified opportunities that enable us to act in a coordinated fashion to offer the best buying solution, while ensuring the alignment of processes, synergy gains, financial discipline and consequently lower costs.

We believe that the Company presents the financial and equity conditions required for the execution of its plans for capital expansion and investment, while also meeting all liquidity requirements and complying with short and long-term obligations. Even so, these conditions are subject to certain events beyond our control, such as the stability and behavior of the Brazilian economy.

Our understanding of the Group’s financial and equity conditions is based on the following economic and financial fundamentals, considering our consolidated financial statements for the fiscal year ended December 31, 2013:

  we recorded gross revenue of R$64.405 billion and net sales of R$57.730 billion, up 12.5% and 13.4%, respectively, in relation to 2012. The upturn in 2013 resulted from the Company’s competitive pricing and organic growth approach, which led us to a higher growth in relation to the figure recorded in 2012, of 8.6% and 9.3% in gross revenue and net revenue, respectively, when compared to 2011;

  our gross profit was R$15.026 billion and our gross margin stood at 26.0%, an increase of 9.2% in relation to 2012, whose gross profit totaled R$13.757 billion, accompanied by a gross margin of 27.0%. This decrease in gross margin is due to the Group’s investments in competitiveness;

  our total operating expenses accounted for 19.6% of net sales, and in absolute terms totaled R$11.291 billion, 11.4% up over 2012, whose amount of R$10.136 accounted for 19.9% of net revenue;

  our Adjusted EBITDA by nonrecurring expenses, classified as “Other Operating Revenue (Expenses)" came to R$4.487 billion, with an EBITDA margin of 7.8%, an increase of 0.5 p.p. in relation to the adjusted EBITDA margin of 7.3% recorded in 2012.

  our net financial result was a negative R$1.193 billion, remaining at the same level as in 2012, and as a ratio of net revenue it represented 2.1%, while in 2012 this ratio stood at 2.3%;

  our net income amounted to R$1.396 billion and our net margin stood at 2.4%, 20.7% up on the R$1.156 billion recorded in 2012;

  our net debt totaled R$1.102 billion, a sharp reduction over the R$3.406 billion recorded in 2012, chiefly due to higher cash flow in the period, mainly leveraged by the efforts to improve working capital. The public offer of Units composed of one (1) common share and two (2) preferred shares issued by Varejo also strengthened GPA’s financial structure, helping to reduce its net debt position at year-end 2013;

  we posted shareholders' equity of R$12.712 billion, 14.9% up in relation to the R$11.068 billion recorded in the previous year.

(a)         capital structure and eventual redemption of shares

Below is the Group’s capital structure for the periods mentioned, considering (i) as a percentage of equity, the amount resulting from total shareholders’ equity divided by total liabilities and shareholders’ equity, and (ii) as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities and shareholders' equity:

•         On December 31, 2013, the Group’s capital structure was composed of 33.4% of equity and 66.6% of debt capital.

•         On December 31, 2012, the Group’s capital structure was composed of 31.8% of equity and 68.2% of debt capital.

•         On December 31, 2011, the Group’s capital structure was composed of 30.2% of equity and 69.8% of debt capital.

			GPA CONSOLIDATED
(R$ million)	12.31.2013	VA	12.31.2012	VA	12.31.2011	VA

Liabilities (Current e Non-Current)	25,296	66.6%	23,764	68.2%	20,929	67.5%
Total Shareholders' Equity	12,712	33.4%	11,068	31.8%	10,094	32.5%
Total Liabilities and Shareholders' Equity	38,008	100.0%	34,832	100.0%	31,023	100.0%

VA - Vertical analysis

We understand that Company’s current capital structure, mainly measured by the Net Debt/EBITDA ratio of 0.29x, presents a significant reduction in leverage when compared with the levels recorded in 2012 and 2011, as the table below shows:

	GPA Consolidated
(R$ million)	12.31.2013	12.31.2012	12.31.2011

Short Term Debt	(2.445)	(1.712)	(2.655)
Loans and Financing	(1.200)	(1.044)	(2.153)
Debentures	(1.245)	(668)	(502)
Long Term Debt	(4.181)	(6.151)	(3.692)
Loans and Financing	(1.583)	(2.409)	(1.554)
Debentures	(2.599)	(3.741)	(2.138)
Total Gross Debt	(6.626)	(7.863)	(6.347)
Cash(1)	8.392	7.086	4.970
Net Cash (Debt)	1.765	(777)	(1.377)
EBITDA (1)	3.814	3.703	2.816
Net Debt / EBITDA(1)	N/A (2)	0,21x	0,49x

Payment book - short term	(2.726)	(2.499)	(2.263)
Payment book - long term	(141)	(130)	(129)
Net Debt with payment book	(1.102)	(3.406)	(3.769)
Net Debt / EBITDA(1)	0,29x	0,91x	1,34x
(1) Include real estat e projects. EBITDA f or t he last 12 mont hs.
(2) Net cash posit ion higher t han grossdebt .

There is no assumption of share redemption.

(b)         ability to pay financial commitments

The Company’s executive officers believe that the cash flow and the funds currently available show that the Group is fully able to pay all its short- and long-term financial commitments.

On December 31, 2013, our EBITDA was R$3.814 billion, and our net financial result was a negative R$1.193 billion. Therefore, EBITDA reported an interest coverage ratio of 3.2 times in relation to Company’s financial expenses, and cash exceeded gross debt.

The results presented in the paragraph above show that our cash flow and our available funds make us able to fulfill our short and long-term financial commitments, which reinforces the Group’s historical capacity to meet all commitments undertaken.

(c)         sources of financing for working capital and investments in non-current assets utilized by the Group

The Company raised funds in 2013, 2012 and 2011 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), partially denominated in reais and partially pegged to a foreign currency basket (also “swapped” with payment obligations denominated in reais with DI- pegged interest rates), plus annual interest rates; (B) funding on capital markets, through the issue of debentures; and (C) cash generation through its operations.

In 2013, 2012 and 2011, we had no difficulties in obtaining loans or refinancing its current debt. For more information on agreements entered into by the Group and the BNDES, see “Relevant Loan and Financing Agreements,” item "f,” below.

(d)         sources of financing for working capital and investments in non-current assets that the Group plans to utilize to cover liquidity deficiencies

In the opinion of the Company’s executive officers, the funding sources used in the fiscal years ended December 31, 2013, 2012 and 2011 are adequate, and will continue to be used by the Group as sources for raising working capital and investments in non-current assets.

(e)         debt levels and debt characteristics

i.          Relevant loans and financing agreements

The tables below present the Company’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2013, 2012 and 2011.

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ thousand

	2013	2012	2011
Debentures
Debentures	3,850,205	4,422,003	2,652,008
Swap contracts	-	(206)	68
Funding fees	(6,768)	(12,000)	(12,714)
	3,843,437	4,409,797	2,639,362

Loans and financing
Local currency
BNDES	311,435	396,377	558,266
IBM	119,639	5,100	11,927
Working capital	1,927,469	1,961,762	1,533,467
Consumer finance – CDCI	2,867,028	2,629,335	2,392,422
PAFIDC	-	-	2,420,423
Financial leasing	254,841	245,591	276,309
Swap contracts	(24,126)	(46,431)	(26,661)
Funding fees	(10,990)	(15,462)	(16,450)
Others	-	-	2,379
	5,445,296	5,176,272	7,152,082
Foreign currency
Working capital	293,949	981,951	1,369,680
Swap contracts	(89,414)	(75,636)	(2,236)
Funding fees	-	(130)	(490)
	204,535	906,185	1,366,954
	9,493,268	10,492,254	11,158,398

Maturity schedule of loans and financing recognized as non-current liabilities.

Year	Consolidated

2015	3,613,380
2016	136,046
2017	58,460
after 2017	521,230
Subtotal	4,329,116

Funding fees	(7,266)
Total	4,321,850

Direct consumer credit – CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution. Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are 110.8% of the CDI (111.40% in December 31, 2012). In these contracts, the subsidiary retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

Financing of working capital, swap and direct consumer credit - CDCI

In R$ thousand

	Rate	2013	2012	2011
Debt
Local currency
Banco do Brasil	11.63% p.a.	386,471	524,175	1,856,869
Banco do Brasil	105.66% of CDI	2,226,792	1,997,047	327,026
Bradesco	110.70% of CDI	605,975	887,730	1,041,287
Santander	105.7% of CDI		-	88,830
Safra	106.25% of CDI	386,769	356,215	-
Safra	CDI + 0.85% p.a.	1,188,490	825,930	611,877
		4,794,497	4,591,097	3,925,889
Current		3,548,496	2,654,193	2,390,014
Noncurrent		1,246,001	1,936,904	1,535,875

Foreign currency
Citibank	(Libor + 1.45%) p.a.	54,993	48,121	-
Itaú BBA	USD + 3.48% p.a.	238,199	597,583	536,100
Banco do Brasil	USD + 3.9% p.a. and 2.3% p.a.	-	-	317,373
Bradesco	USD + 2.68% p.a. and 3.94% p.a.	-	-	115,017
Santander	USD + 0.65% p.a.	757	132,204	116,239
Unibanco	USD + 4.90% p.a.	-	-	89,087
HSBC	USD + 2.40% p.a.	-	204,043	195,864
		293,949	981,951	1,369,680
Current		293,949	723,140	537,023
Noncurrent			258,811	832,657

Swap contracts
Citibank	105% of CDI	(13,611)	(7,145)	-
Itaú BBA	100% of CDI	(75,803)	(34,067)	(901)
Banco do Brasil	102% of CDI	(24,126)	(46,432)	(15,681)
Bradesco	103.9% of CDI	-	-	(4,348)
Santander	110.7% of CDI	-	839	18,058
Unibanco	104.96% of CDI	-	(206)	68
HSBC	99.00% of CDI	-	(35,262)	(26,025)
		(113,540)	(122,273)	(28,829)
Current		(101,798)	(28,803)	18,349
Noncurrent		(11,742)	(93,470)	(47,178)

		4,974,906	5,450,775	5,266,740

Swap contracts

In terms of foreign currency, we use swap transactions to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The average weighted annual CDI rate was 8.06% in 2013 (8.40% in 2012 and 11.60% in 2011).

BNDES

Our credit line with the Brazilian Development Bank (BNDES) is subject to the indexation based on the long-term interest rate - TJLP, plus spread, resulting in the final interest rate or fixed interest rate.

Financing is paid in monthly installments after a grace period, as mentioned below.

The Group cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Group controls and monitors these ratios, and on December 31, 2013 it was in compliance with the established parameters.

In R$ thousand

Annual financial charges	Number of monthly installments	Date of issue	Maturity	2013	2012	2011

3% p.a.	96	Sep/13	Apr/23	2,715	-	-
3% p.a.	96	Oct/13	Apr/23	135	-	-
3% p.a.	96	Dec/13	Apr/23	14	-	-
3% p.a.	96	Sep/13	May/23	1,591	-	-
3% p.a.	96	Aug/13	Jul/23	955	-	-
TJLP + 3.2%	46	Jun/07	Nov/12	-	-	30,285
TJLP + 2.7%	46	Nov/07	Nov/12	-	-	4,375
TJLP + 3.6%	60	Jul/10	Dec/16	246,102	328,120	410,327
4.5% p.a.	60	Feb/11	Dec/16	23,879	31,833	39,797
TJLP + 2.3%	48	Jun/08	Jun/13	-	1,376	4,127
TJLP + 2.3%	48	Feb/07	May/12	-	-	2,112
TJLP + 1.9% p.a.	30	May/11	Jun/14	5,643	16,930	28,234
7% p.a.	24	Mar/10	Oct/12	13	26	16,809
TJLP + 1.9% p.a.+ of 1% p.a.	30	May/11	Jun/14	2,420	7,258	12,105
TJLP + 3.5% p.a.+ of 1% p.a.	30	May/11	Jun/14	2,018	6,052	10,095
TJLP + 3% p.a.	24	Sep/12	Aug/15	16,934	4,782	-
2.5% p.a.	96	Jun/13	Jan/23	8,083	-	-
3% p.a.	48	Oct/13	Apr/18	209	-	-
3.5% p.a.	36	Nov/13	Sep/18	329	-	-
3% p.a.	96	Nov/13	Jun/23	395	-	-

				311,435	396,377	558,266

Current				110,911	113,236	152,751
Noncurrent				200,524	283,141	405,515

Debentures

In R$ thousand

				Date
	Type	Issue’s Amount	Outstanding Debentures	Issue	Maturity	Annual financial charges	Type	2013	2012	2011

Parent Company
6th issue – 1st Series - GPA	No preference	540,000	-	03/01/07	03/01/13	CDI + 0.5%	-	-	184,278	373,529
6th issue – 2nd Series - GPA	No preference	239,650	-	03/01/07	03/01/13	CDI + 0.5%	-	-	81,782	165,771
6th issue – 1nd and 2nd series - GPA	Interest rate swap	779,650	-	03/01/07	03/01/13	104.96% CDI	-	-	(206)	68
8th issue – 1st Series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.5% CDI	402	200,812	401,042	626,706
9th issue – 1st Series - GPA	No preference	610,000	610	01/05/11	01/05/14	107.7% CDI	1,333	813,105	748,000	685,647
10th issue – 1st Series - GPA	No preference	800,000	80,000	12/29/11	06/29/15	108.5% CDI	10	800,323	873,669	800,355
11th debenture issue - GPA	No preference	1,200,000	120,000	05/02/12	11/04/15	CDI + 1%	10	1,218,952	1,214,147	-
Subsidiaries
3rd issue – 1st Series – Via Varejo	No preference	400,000	40,000	01/30/12	07/30/15	CDI + 1%	10	416,854	413,624	-
1st issue – 1st Series – Nova Pontocom	No preference	100,104	-	04/25/12	04/25/13	105.35% CDI	-	-	105,461	-
1st issue – 1st Series - NCB	No preference	200,000	20,000	06/29/12	12/29/14	CDI + 0.72%	10	200,080	200,000	-
1st issue – 2nd Series – NCB	No preference	200,000	20,000	06/29/12	01/29/15	CDI + 0.72%	10	200,080	200,000	-

Funding fees								(6,769)	(12,000)	(12,714)
								3,843,437	4,409,797	2,639,362
Current liabilities								1,244,893	668,444	501,844
Noncurrent liabilities								2,598,544	3,741,353	2,137,518

The following table shows a breakdown of debentures issued on December 31, 2013 and on December 31, 2012:

In R$ thousand

	Number of debentures	Amount
On December 31, 2011	159,075	2,639,362
3rd debenture issue	40,000	400,000
11th debenture issue	120,000	1,200,894
1st issue – 1st series – Nova Pontocom	100,000	100,000
1st issue – 1st series - NCB	20,000	200,000
1st issue – 2nd series - NCB	20,000	200,000
Interest and swap provisioned	-	326,879
Amortizations	-	(657,338)

On December 31, 2012	459,075	4,409,797

Interest and swap provisioned	-	352,683
Amortizations	(177,965)	(919,043)

On December 31, 2013	281,110	3,843,437

Financial Lease Obligations

Financial lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over their estimated useful life or lease term, whichever is shorter.

Lease agreements classified as financial lease are listed below:

	2013	2012	2011
Finance leasing liability –minimum rental payments:
Up to 1 year	56,330	83,054	81,521
1 - 5 years	142,857	127,283	152,944
More than 5 years	55,654	35,254	41,844
Actual value of financial lease agreements	254,841	245,591	276,309

Future borrowing charges	227,702	124,108	119,919
Gross amount of financial lease agreements	482,543	369,699	396,228

Receivable Securitization Fund – Pão de Açúcar (“PAFIDC” and “Globex FIDC”)

GPA maintained, until December of 2012, an operation of transfer of part of its trade receivables of credit cards and services for two receivables securitization fund constituted for such purposes, Globex FIDC and PAFIDC.

The fund’s capital structure on December 31, 2011 was composed by 10,295 senior quotas held by third parties (“Banco Rabobank”) in the amount of R$1,235,901, which represent 89.90% of the fund’s equity and 2,864 subordinated quotas held by the Company (CBD) and its subsidiaries in the amount of R$138,849, which represent 10.10% of the fund’s equity.

The capital structure of Globex FIDC on December 31, 2011 was composed by 11,666 quotas held by third parties (capital markets investors) in the amount of R$1.184.522, which represent 85.00% of the fund’s equity, and 1,910 subordinated quotas held by Via Varejo in the amount of R$209,068, which represent 15.00% of the fund’s equity.

At the time of the transfer operation of part of receivables, the subordinated quotas had the risk to absorb possible losses on receivables transferred and losses attributed to the fund. Holders of the senior quotas had no right of indemnification against other assets of the Company and its subsidiaries in the event of default of the amounts owed by customers.

Funds Restructuring in 2012

Due to changes in the receivable discount policy, changes in the receivable funds were negotiated, as follows:

a) PAFIDC: Alteration on Regulation of PAFIDC was approved on the General Quotaholder Meeting of December 21, 2012, in which the Company no longer holds any participation or obligation in the fund. The fund had its corporate name changed, answering by the denomination of Multicredit FIDC and no longer holds, on an exclusive basis, receivable from GPA.

As GPA holds no further participation on the current MultiCredit FIDC and no further obligation of absorbing any of the risks expected on Fund’s assets, the Fund are no longer consolidated since December 26, 2012.

b) Globex FIDC: The discount operations with credit cards by means of Globex FIDC were terminated on December 14, 2012, under mutual agreement between senior quotaholders.

As a result, the senior quotas were paid to Fund’s quotaholders and on December 31, 2012, it remained in the Fund a cash balance amount and subordinates quotas obligations to be settled, concluding the process of Fund’s settlement, during the first quarter of 2013.

ii.          Other long-term relations with financial institutions

Currently, the Company has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2013, 2012 and 2011, in addition to those already described in item 10.1 (f) of this Reference Form.

iii.         Level of subordination in Company’s debt

GPA’s executive officers inform that the level of subordination in the Group’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.           Restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest

Agreements signed with the BNDES are subject to “Provisions Applicable to BNDES Agreements”, which borrowers of the BNDES, without previous authorization from BNDES cannot: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

The debentures issued are not convertible into shares and hold no guarantee, exception made to subsidiaries issuance, in which the Company grants suretyship.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th  issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th issue of GPA, 3rd issue of Via Varejo and 1st issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, and (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).).

The 8th, 9th, 10th and 11th issues are entitled to early redemption at any time, in accordance with the terms and conditions envisaged in the indenture. The 6th and 3rd issues of Via Varejo may be redeemed after 18 months. The issues of NCB and Nova Pontocom are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of the Group prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3,25 (effective at December 31, 2013 was 0.34), At December 31, 2013, GPA was in compliance with these ratios.

Additionally, some loans and financing agreements of the subsidiary Via Varejo envisage early maturity of the debt in the event of transfer of control, including:

•         loan agreements signed with IBM and Itaú banks;

•         issue of debentures of NCB (merged into Via Varejo on January 2, 2013)

•         financing agreements (FINAME) signed with Banco do Brasil;

•         Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options) entered into by the Company and Santander on April 12, 2010.

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(f)          limits on the use of the financing already contracted

The Company has a credit limit of approximately R$900 million approved with the BNDES to partially finance the Company’s expansion and renovation plan. On December 31, 2013, R$630 million had not been used by the Company. All other loans took out have been already released, and part of such amount were already paid.

(g)         relevant changes in each item of the financial statements

The executive officers highlight that, in fiscal year 2012, the Company restructured the receivable securitization fund, aiming to change the debt structure, and started to perform the receivable sale operation through credit card operators. This change has significant impacts on the debt structure and accounts receivable of the Company.

Income Statement

Fiscal Years Ended December 31, 2013, 2012 and 2011

			GPA Consolidated

Income Statement - Consolidated
		HA 2013		HA 2012		HA 2011 x
	12M13	x 2012	12M12	x 2011	12M11	2010
R$ - Thousand

Gross Sales Revenue	64,405	12.5%	57,234	8.6%	52,681	45.8%
Net Sales Revenue	57,730	13.4%	50,924	9.3%	46,594	45.2%
Cost of Goods Sold	(42,626)	14.9%	(37,085)	9.3%	(33,935)	40.0%
Depreciation (Logistic)	(78)	-5.5%	(83)	na	-	-
Gross Profit	15,026	9.2%	13,757	8.7%	12,659	61.3%
Selling Expenses	(9,180)	9.8%	(8,360)	5.3%	(7,937)	63.1%
General and Administrative Expenses	(1,485)	-15.3%	(1,754)	4.2%	(1,683)	77.0%
Equity Income	47	337.3%	11	-68.9%	35	2.4%
Other Operating Revenue (Expenses)	(673)	1938.9%	(33)	-87.2%	(259)	102.1%
Total Operating Expenses	(11,291)	11.4%	(10,136)	3.0%	(9,844)	66.5%
Earnings before depreciation, amort., interest and Taxes - EBITDA	3,814	3.0%	3,703	31.5%	2,816	45.2%
Depreciation and Amortization	(787)	4.8%	(752)	10.8%	(678)	52.1%
Earnings before interest and Taxes - EBIT	2,948	2.8%	2,869	34.2%	2,137	43.2%
Financial Revenue	643	8.3%	593	0.0%	593	83.7%
Financial Expenses	(1,836)	2.8%	(1,786)	-7.3%	(1,926)	68.1%
Net Financial Revenue (Expenses)	(1,193)	0.0%	(1,193)	-10.5%	(1,333)	61.9%
Income Before Income Tax	1,755	4.7%	1,676	108.3%	805	20.1%
Income Tax	(359)	-31.0%	(520)	511.7%	(85)	0.0%
Net Income - Company	1,396	20.7%	1,156	60.7%	720	23.0%
Minority Interest - Noncontrolling	344	226.6%	105	7224.6%	1	-95.6%
Net Income - Controlling Shareholders(1)	1,052	0.1%	1,051	46.4%	718	16.2%

ADJUSTED EBITDA	4,487	20.1%	3,736	21.5%	3,074	48.7%

% Net Sales Revenue

Gross Profit	26.0%	-100 bps	27.0%	-20 bps	27.2%	270 bps
Selling Expenses	15.9%	-50 bps	16.4%	-60 bps	17.0%	180 bps
General and Administrative Expenses	2.6%	-80 bps	3.4%	-20 bps	3.6%	60 bps
Equity Income	0.1%	10 bps	0.0%	-10 bps	0.1%	0 bps
Other Operating Revenue (Expenses)	1.2%	110 bps	0.1%	-50 bps	0.6%	20 bps
Total Operating Expenses	19.6%	-30 bps	19.9%	-120 bps	21.1%	270 bps
Depreciation	1.4%	-10 bps	1.5%	0 bps	1.5%	10 bps
EBIT	5.1%	-50 bps	5.6%	100 bps	4.6%	-10 bps
Net Financial Revenue (Expenses)	2.1%	-20 bps	2.3%	-60 bps	2.9%	30 bps
Income Before Income Tax	3.0%	-30 bps	3.3%	160 bps	1.7%	-40 bps
Income Tax	0.6%	-40 bps	1.0%	80 bps	0.2%	-10 bps
Net Income - Company	2.4%	10 bps	2.3%	80 bps	1.5%	-30 bps
Minority Interest - noncontrolling	0.6%	40 bps	0.2%	20 bps	0.0%	-10 bps
Net Income - Controlling Shareholders	1.8%	-30 bps	2.1%	60 bps	1.5%	-40 bps
EBITDA	6.6%	-70 bps	7.3%	130 bps	6.0%	0 bps
Adjusted EBITDA	7.8%	50 bps	7.3%	70 bps	6.6%	20 bps

HA - Horizontal analysis

Net sales revenues

Group’s net sales revenue increased 13.4% in 2013, from R$50.924 billion in 2012 to R$57.730 billion in 2013.

The Group’s main revenues arise from GPA foods’ operations, comprised by self-service retail and wholesale, electronics transactions (bricks-and-mortar stores of Via Varejo) and e-commerce (Nova Pontocom). The Company’s net revenues are shown in the table below for the years ended December 31, 2013, 2012 and 2011.

		Net Revenue
(R$ million)	2013	2012	2011
GPA Consolidated	57.730	50.924	46.594
GPA Food	31.688	28.078	25.578
Retail	25.414	23.439	21.676
Cash and Carry	6.273	4.639	3.902
Bricks and mortar	21.746	19.438	17.828
NovaPontocom	4.297	3.409	3.189

Net revenue growth was driven by ‘same-store’ sales that increased by 9.0%, 3 percentage points above the inflation measured by the IPCA (Extended Consumer Price Index), closing the year with excellent performance and growth reported in each business.

The investment in organic growth was an essential guideline that allowed us to achieve important growth in the sales area in the year. The Group entered in segments it did not operate, especially with the Assaí framework; reinforced its presence in relevant markets, such as in the Northeast, with Via Varejo and expanded the closeness format with Minimercado Extra, in the state of São Paulo. The Group closed 2013 with 128 new stores, 87 of which GPA foods and 41 Via Varejo.

As part of our strategy to expand flow and attract customers to the stores, in addition to increase the Group’s results from commercial room rental revenues, GPA Malls added approximately 45,000 sq.m. of gross leasable area (GLA), closing the period with a total of 288,000 sq.m. of GLA.

GPA foods - Highlights

In retail, the growth of revenue sped up throughout the year for all brands, as a result of the implementation of a commercial competitive strategy in the first half of 2013, leveraged by an assertive communication both in the stores and with the media. This strategy already reflects an increased flow of clients at stores, an upturn in the average ticked and gains in market share, especially in the hypermarkets.

Retail sales also benefited from the excellent performance of the Black Friday sales, an initiative expanded to the food segment, especially perishable goods and liquid products. The non-food segment under the hypermarket format was also driven by the Black Friday sales, especially the telephony and video segments, mainly in the last quarter of the year.

Assaí’s sales performance stood out in 2013. Throughout the year, we consolidated the new framework and invested in organic expansion with the inauguration of 14 stores and the penetration in other five states, which remain posting results above expected.

Nova Pontocom - Highlights

In 2013, Nova Pontocom’s net revenue grew by 26.1%, in a level above the market. The strategy adopted by the Company focused on competitive prices and growth, with efficiency gains, increase in market share and positive return as of the second quarter. Additionally, we launched Extra Marketplace, the new sales model that unites offers from different stores from several segments in the same website, allowing us to increase significantly the range of products.

Via Varejo - Highlights

In 2013, sales grew by 11.9%, with same-store growth of 9.0%, driven by several factors throughout the year, such as: i) Christmas and Children’s Day campaigns; ii) history record of Black Friday sales; iii) opening of 41 stores, 36 of which Casas Bahia and 5 Pontofrio; and iv) confirmation of the technology consumption cycle in Brazil, especially in the telephony and computing categories.

2012 x 2011

Net sales revenue increased by 9.3% in 2012, from R$46.594 billion in 2011 to R$50.924 billion in 2012.

On the retail food, the highlights were the conclusion of the process to convert Extra Fácil into Minimercado Extra, the consolidation of the changes started in 2011 at the Assaí brand, the resumption of the expansion process of the Pão de Açúcar brand and the strengthening of Extra as a nationwide player.

It was the first full year of operations of Extra Supermercado. Up to the last quarter of 2011, the brand operated only through Extra Hiper. In the last quarter of the year, Extra Delivery was launched to consolidate the Extra brand as a multichannel.

The Group closed December with 1,568 thousand sq.m. of selling area on the food retail area, with growth of 4.8%, or 72.0 thousand sq.m., for a total of 55 stores opened, with highlight for the growth of Minimercado Extra.

At Via Varejo, we highlight the repositioning and improvement of the assortment of products at Pontofrio stores, as well as the positive sales effect from the maintenance of the IPI tax reduction for home appliances. In real terms, growth was 7.9% given that we consider deflation on the electronics category and inflation in categories such as furniture and mattress on the last 12 months, as published by the Brazilian Geography and Statistics Institute (IBGE), weighted by the assortment of bricks-and-mortar stores and Nova Pontocom.

2011 x 2010

Net sales revenue increased by 45.2% in 2011, from R$32.092 billion in 2010 to R$46.594 billion.

Among the factors that contributed to increase our net sales revenue in 2011, we can highlight: (i) the consolidation of results from Novas Casas Bahia, (ii) the opening of 41 stores, (iii) the completion of the conversion of CompreBem and Sendas to Extra Supermercado (which represents higher growth compared to the previous formats), (iv) the repositioning of Assaí and Mini Mercado Extra, (v) and Nova Pontocom (with high growth levels and the inclusion of new categories into its portfolio).

Gross Profit

Gross profit moved up 9.2%, from R$13.757 billion in 2012 to R$15.026 billion in 2013. Gross margin stood at 26.0% in 2013, over 27.0% in 2012, chiefly due to:

✓ Food retail area (Extra and Pão de Açúcar): decrease of 1.1 p.p. in the margin in 2013, chiefly due to the implementation of the commercial competitiveness strategy, supported by the optimization of sales, general and administrative expenses.

✓ Assaí: maintenance of the margin in 2013 compared to 2012 (14.6% and 14.5%, respectively);

✓ Via Varejo and Nova Pontocom: decline of 0.6 p.p. in the margin in 2013, chiefly due to the increase in the interest of Nova Pontocom, whose business model operates with margins lower than in bricks-and-mortar store margins.

In 2012, gross profit went up 8.7%, from R$12.659 billion in 2011 to R$13.757 billion, in line with the growth of sales in the same period. Gross margin stood at 27.0% in 2012, 0.2 p.p. down on 2011.

In 2011, gross profit went up 61.3%, from R$7.850 billion in 2010 to R$12.659 billion, chiefly due to: (i) better negotiations with suppliers, in line with a business strategy that applies specific IT systems, thus enabling improved business management; (ii) the consolidation of Nova Casas Bahia’s results which, together with Pontofrio and Nova Pontocom operations, allowed scale gains with suppliers and access to a wider range of products.

Operating Revenue (Expenses)

Total operating expenses came to R$11.291 billion in 2013, 11.4% up on the R$10.136 billion reported in 2012. Selling expenses as percentage of net sales declined from 16.4% in 2012 to 15.9% in 2013, while general and administrative expenses moved down from 3.4% in 2012 to 2.6% in 2013.

✓ Food retail area (Extra and Pão de Açúcar): selling, general and administrative expenses decrease by 1.0 p.p. as a result of the discipline to control expenses, with highlight to efficiency gains in the stores and decline of marketing expenses, in addition to the optimization of corporate expenses, such as consulting services and projects;

✓ Assaí: selling, general and administrative expenses increased by 0.2 p.p. in 2013 over 2012 (10.6% and 10.4%, respectively), due to the aggressive plan to open stores in 2013;

✓ Via Varejo and Nova Pontocom: selling, general and administrative expenses decreased by 1.7 p.p. in 2013, chiefly due to the efficiency gain of processes at the stores, optimization in the hiring of outside services, increased logistics efficiency and the rationalization of administrative, IT and marketing expenses.

In 2012, total operating expenses came to R$10.136 billion, 3.0% up on the R$9.844 billion posted in 2011, increasing in a percentage lower than the growth of net sales. Selling expenses declined from 17% of net sales in 2011 to 16.4% in 2012, and general and administrative expenses reduced from 3.6% of net sales in 2011 to 3.4% in 2012.

In 2011, total operating expenses came to R$9.844 billion, up 66.5% on the R$5.911 billion recorded in 2010, mainly due to the consolidation of Nova Casas Bahia’s results that contributed to an increase in operating expenses as percentage of net sales compared to other brands.

Other Operating Revenue (Expenses)

Other operating revenue (expenses) came to R$673,106 million in 2013, 1.939% up on 2012, to R$33,014 million, chiefly due to the provisions for tax and labor claims totaling R$392,308 million, the indemnity paid to Via Varejo, totaling R$147,233 million, and restructuring expenses of R$104,636 million.

Depreciation and Amortization

Depreciation and amortization totaled R$787 million in 2013, 4.8% up on the R$752 million posted in 2012, chiefly due to the depreciation and amortization of new the investments made in 2013.

In 2012, depreciation and amortization totaled R$752 million, 10.8% up on the R$678 million posted in 2011, chiefly due to the depreciation and amortization of the new investments made in 2012.

In 2011, depreciation and amortization came to R$678 million, 52.1% up on the R$ 446 million recorded in 2010, mainly due to: (i) the amortization of intangible assets deriving from the business combination with Nova Casas Bahia; (ii) the consolidation of Novas Casas Bahia’s results.

Net Financial Result

Net financial result came to R$1.193 billion in 2013, the same amount reported in 2012. As a percentage of net sales, the financial result declined from 2.3% to 2.1%, due to: (i) the reduction of interest on net debt of R$14 million, as a result of the gradual reduction in indebtedness in 2013; (ii) the increase in the cost of prepayment of receivables related to payment vouchers and sale of credit cards receivables totaling R$106 million, in line with the upturn in net revenue, and the increase in the interest rate; and (iii) gain in the adjustment of other assets and liabilities, totaling R$92 million, chiefly due to the prepayment of the tax repayment program (REFIS) in the year, in addition to greater prepayment to suppliers, generating increased financial revenue in 2013 over 2012.

Net debt came to R$1.102 billion in 2013, R$2.304 billion down on 2012, mainly due to the greater cash generation in the period, leveraged by the efforts to improve working capital. Additionally, the public offering for the distribution of Units comprised by one (1) common share and two (2) preferred shares issued by Via Varejo, which represented an increase in gross cash of R$896 million, also contributed to reduce the Company’s indebtedness.

Net financial result decreased by 10.5% in 2012, from R$1.333 billion in 2011 to R$1.193 billion, chiefly due to: (i) the decline of indebtedness, mostly at the end of the year with the restructuring of FIDCs, and (ii) the reduction of the CDI rate, whose annual weighted average rate fell from 11.6% in 2011 to 8.4%.

Net debt totaled R$3,406 billion in 2012, R$363 million down on 2011, mainly due to changes in the structure of FIDCs (as described on item d above “financing sources for noncurrent used by the Group”).

Net financial result went up 61.9% in 2011, from R$823 million in 2010 to R$1.333 billion in 2011, mainly due to: (i) an increase in debt to finance business growth; (ii) an increase in receivables discount due to the growth of the household appliances segment.

Net debt came to R$3.769 billion in 2011, down R$319 million on 2010, mainly due to (i) greater cash generation, and (ii) higher volume of discounted receivables at year end.

Net Income

Due to the reasons mentioned above, net income increased by 20.7% in 2013, from R$1.156 billion in 2012 to R$1.396 billion in 2013. In addition to the reasons above, the effective income tax rate declined from 31.0% in 2012 to 20.5% in 2013, chiefly due to: i) the reversal of deferred tax liability of R$106 million on the purchase option exercised in the last quarter; and ii) the non-taxation of Bartira’s reassessment gain of R$157 million, an increase of R$53 million over 2012.

In the beginning of 2013, GPA defined and made public some of its business estimates. For the food segment, comprised by the food retail area and Assaí, the objectives were: (i) gross revenue above R$34.5 billion; (ii) EBITDA margin of around 7.7%; (iii) CAPEX of R$1.5 billion; (iv) net financial result as a percentage of net selling revenue below 1.8%;  and (v) expansion of the sales area above 6.0%. For Via Varejo and Nova Pontocom, the objectives were:(i) gross revenue above R$28.5 billion; (ii) EBITDA margin above 6.6%; (iii) CAPEX of R$500 million; (iv) net financial result as a percentage of net selling revenue below 2.9%;  and (v) expansion of the sales area between 2.0% and 3.0%. The results achieved in 2013 allowed us to reach all of those estimates.

Balance Sheet

Fiscal Years Ended December 31, 2013, 2012 and 2011

Balance Sheet – Consolidated Assets

BALANCE SHEET
ASSETS

				GPA CONSOLIDATED

			HA 2013 x			HA 2012 x			HA 2011 x
(R$ million)	12.31.2013	VA	2012	12.31.2012	VA	2011	12.31.2011	VA	2010

Current Assets	18,610	49.0%	11.6%	16,680	47.9%	-1.6%	16,951	50.7%	15.5%
Cash and Cash Equivalents	8,367	22.0%	18.1%	7,086	20.3%	42.6%	4,970	14.9%	12.5%
Marketable Securities	24	0.1%	na	-	0.0%	0.0%	-	0.0%	0.0%
Accounts Receivable	2,497	6.6%	-5.3%	2,637	7.6%	8.5%	2,431	7.3%	34.5%
Resulting from Commercial Agreements	18	0.0%	110.1%	9	0.0%	-92.9%	122	0.4%	-71.1%
Receivables Fund (FIDC)	-	0.0%	0.0%	-	0.0%	0.0%	2,559	7.7%	40.7%
Inventories	6,382	16.8%	10.8%	5,760	16.5%	3.7%	5,553	16.6%	15.1%
Recoverable Taxes	908	2.4%	4.2%	871	2.5%	-4.0%	908	2.7%	2.2%
Noncurrent Assets for Sale	39	0.1%	na	-	0.0%	0.0%	-	0.0%	0.0%
Expenses in Advance and Other Accounts Receivables	374	1.0%	17.8%	317	0.9%	-22.3%	408	1.2%	-17.5%

Noncurrent Assets	19,399	51.0%	6.9%	18,152	52.1%	10.1%	16,493	49.3%	9.2%
Long-Term Assets	4,335	11.4%	-7.8%	4,699	13.5%	21.9%	3,855	11.5%	22.1%
Accounts Receivables	115	0.3%	5.9%	108	0.3%	-2.1%	111	0.3%	-
Inventories	172	0.5%	0.0%	172	0.5%	1130.6%	14	0.0%	-
Recoverable Taxes	1,429	3.8%	16.0%	1,232	3.5%	68.7%	730	2.2%	241.1%
Financial Instruments	-	0.0%	-100.0%	359	1.0%	18.0%	304	0.9%	0.1%
Deferred Income Tax and Social Contribution	951	2.5%	-11.9%	1,079	3.1%	-13.7%	1,250	3.7%	10.0%
Amounts Receivable from Related Parties	173	0.5%	-3.1%	178	0.5%	33.7%	133	0.4%	-24.2%
Judicial Deposits	815	2.1%	-14.4%	952	2.7%	29.1%	738	2.2%	14.2%
Expenses in Advance and Others	680	1.8%	10.0%	618	1.8%	7.5%	575	1.7%	-15.4%
Investments	310	0.8%	-14.6%	362	1.0%	6.6%	340	1.0%	46.0%
Property and Equipment	9,054	23.8%	11.6%	8,114	23.3%	10.3%	7,358	22.0%	8.3%
Intangible Assets	5,701	15.0%	14.6%	4,976	14.3%	0.7%	4,939	14.8%	0.5%

TOTAL DASSETS	38,008	100.0%	9.1%	34,832	100.0%	4.2%	33,443	100.0%	12.3%

Balance Sheet – Consolidated Liabilities

	LIABILITIES

				GPA CONSOLIDATED

			HA 2013 x			HA 2013 x			HA 2013 x
(R$ million)	31.12.2013	VA	2012	31.12.2012	VA	2012	31.12.2011	VA	2012

Current Liabilities	17,011	44.8%	27.0%	13,392	38.4%	1.6%	13,176	39.4%	20.6%
Suppliers	8,548	22.5%	37.0%	6,240	17.9%	4.8%	5,953	17.8%	10.9%
Loans and Financing	3,925	10.3%	10.8%	3,543	10.2%	-19.8%	4,416	13.2%	84.5%
Debentures	1,245	3.3%	86.2%	668	1.9%	33.2%	502	1.5%	-3.7%
Payroll and Related Charges	796	2.1%	9.2%	729	2.1%	-3.9%	759	2.3%	28.8%
Taxes and Social Contribution Payable	824	2.2%	26.6%	651	1.9%	95.8%	332	1.0%	13.5%
Dividends Proposed	152	0.4%	-10.0%	169	0.5%	63.3%	103	0.3%	-10.9%
Financing for Purchase of Fixed Assets	36	0.1%	-59.0%	88	0.3%	520.5%	14	0.0%	1.5%
Leasing	112	0.3%	34.9%	83	0.2%	70.1%	49	0.1%	-28.0%
Acquisition of Companies	69	0.2%	9.5%	63	0.2%	14.9%	55	0.2%	-81.5%
Debt with Related Parties	33	0.1%	-59.4%	80	0.2%	188.4%	28	0.1%	-89.8%
Advertisement	89	0.2%	-21.2%	113	0.3%	26.0%	90	0.3%	163.8%
Provision for Restructuring	21	0.1%	-13.4%	25	0.1%	89.5%	13	0.0%	116.0%
Tax Payments	144	0.4%	-7.1%	155	0.4%	-9.3%	171	0.5%	217.1%
Advanced Revenue	115	0.3%	24.6%	92	0.3%	12.5%	82	0.2%	30.0%
Others	902	2.4%	30.5%	691	2.0%	13.5%	609	1.8%	-26.7%

Long-Term Liabilities	8,284	21.8%	-20.1%	10,372	29.8%	2.0%	10,173	30.4%	8.8%
Loans and Financing	1,724	4.5%	-32.1%	2,539	7.3%	50.9%	1,683	5.0%	-25.0%
Receivables Fund	-	0.0%	-	-	0.0%	-100.0%	2,420	7.2%	6.1%
Debentures	2,599	6.8%	-30.5%	3,741	10.7%	75.0%	2,138	6.4%	100.3%
Financing for Purchase of Assets	12	0.0%	na	-	0.0%	-100.0%	189	0.6%	-
Acquisition of Minority Interest - Noncontrolling	108	0.3%	-31.9%	158	0.5%	na	-	0.0%	-100.0%
Deferred Income Tax and Social Contribution	1,061	2.8%	-6.7%	1,137	3.3%	2.0%	1,115	3.3%	8.3%
Tax Installments	1,073	2.8%	-10.9%	1,205	3.5%	-6.8%	1,292	3.9%	-6.3%
Provision for Contingencies	1,148	3.0%	48.2%	774	2.2%	13.9%	680	2.0%	-15.9%
Advanced Revenue	456	1.2%	-3.4%	472	1.4%	23.7%	381	1.1%	104.0%
Others	105	0.3%	-69.6%	346	1.0%	25.4%	276	0.8%	99.8%

Shareholders' Equity	12,712	33.4%	14.9%	11,068	31.8%	9.6%	10,094	30.2%	6.3%
Capital	6,764	17.8%	0.8%	6,710	19.3%	9.5%	6,129	18.3%	9.9%
Capital Reserves	233	0.6%	2.1%	228	0.7%	-40.6%	384	1.1%	-17.0%
Profit Reserves	2,486	6.5%	59.7%	1,556	4.5%	40.0%	1,112	3.3%	13.3%
Minority Interest	3,229	8.5%	25.5%	2,573	7.4%	4.2%	2,469	7.4%	-0.3%

TOTAL LIABILITIES	38,008	100.0%	9.1%	34,832	100.0%	4.2%	33,443	100.0%	12.3%

HA - Horizontal analysis
VA - Vertical analysis

Assets

Current Assets

Cash and Cash Equivalents

Cash and cash equivalents increased by 18.1% in 2013, from R$7.086 billion in 2012 to R$8.367 billion in 2013, chiefly due to the receipt of the amounts from the sale of equity interest in the public offering for distribution of Units comprised by one (1) common share and two (2) preferred shares issued by Via Varejo, which resulted in the inflow of R$896 million to the Company.

On December 31, 2013, cash and cash equivalents accounted for 22.0% of total assets, versus 20.3% on December 31, 2012.

In 2012, cash and cash equivalents were up 42.6%, from R$4.970 billion in 2011 to R$7.086 billion in 2012. On December 31, 2012, cash and cash equivalents accounted for 20.3% of total assets, versus 14.9% on December 31, 2011.

In 2011, cash and cash equivalents were up 12.5%, from R$4.419 billion in 2010 to R$4.970 billion. Cash and cash equivalents accounted for 14.9% of total assets, versus 14.8% on December 31, 2010.

Accounts receivable

Accounts receivable declined by 5.3%, from R$2.637 billion in 2012 to R$2.497 billion in 2013. This variation of R$140 million is mainly due to: i) the reduction in the balance of accounts receivable from credit cards and tickets of around R$180 million, related mainly to sale of receivables from credit card in the last five days of 2013. In 2012, this effect had been impacted, as the last three days of the year were weekend days; ii) the increase of around R$170 million in the payment book balance, or 8%, related to the expansion in sales recorded by Via Varejo; iii) the increase in provision for doubtful accounts, mainly related to the R$40 million growth in the payment voucher balance; iv) the decrease in the receivables balance of debit card clients by approximately R$70 million, related to the calendar effect explained in item i) above.

On December 31, 2012, accounts receivable grew by 8.5%, from R$2.431 billion in 2011 to R$2.637 billion, reflecting the increase in the CDCI consumer financing account.

Taxes recoverable

Taxes recoverable increased by 4.2% in 2013, from R$871 million in 2012 to R$908 million, due to: i) the increase of R$80 million in the ICMS tax balance; ii) reduction of R$14 million in PIS/Cofins taxes; iii) reduction of R$20 million in withholding income tax; and iv) reduction of R$16 million in income tax and social contribution.

On December 31, 2012, taxes declined by 4%, from R$908 million in 2011 to R$871 million, primarily driven by the lower income tax and ICMS tax replacement.

Prepaid expenses and other accounts receivable

Prepaid expenses and other accounts receivable increased by 17.8% in 2013, from R$317 million in 2012 to R$374 million, mainly related to the prepayment of Via Varejo’s advertising expenses in the amount of R$20 million and the transfer of the call option of 3 gas station of Rede Duque from the financial instrument balance to “Other accounts receivable” in the total amount of R$49 million, once it has been exercised by the counterparty.

On December 31, 2012, prepaid expenses fell by 22.3%, from R$408 million in 2011 to R$317 million, mainly due to the R$62 million received as redemption of PAFIDC quotas.

Inventories

Inventories grew by 10.8% in 2013, from R$5.760 billion in 2012 to R$6.382 billion in 2013, lower than the increase in sales. This was due to the reduction of two days in the average inventory balance compared to 2012, which, in turn, was driven by the decrease of four days in inventories in the Food Retail segment (Extra and Pão de Açúcar) and of five days in the Electronics segment. Nova Pontocom remained stable and Assaí recorded a two-day increase in inventories, mainly due to the strong expansion to new states.

On December 31, 2013, inventories accounted for 16.8% of total assets and 16.5% on December 31, 2012.

In 2012, inventories were up 3.7%, from R$5,553 billion in 2011 to R$5,760 billion in 2012, an increase lower than sales growth. The improvement inventory management was benefited by investments on logistics and IT in the last two years.

On December 31, 2012, inventories accounted for 16.5% of total assets, against 16.6% on December 31, 2011.

Noncurrent Assets

Noncurrent assets decreased from R$4.699 billion in 2012 to R$4.335 billion in 2013. The R$364 million reduction is due to: i) the conversion of financial instruments worth R$359 million related to the Duque and Bartira Chain in Other Accounts Receivable and Intangible Assets; ii) the increase of R$197 million in taxes recoverable, primarily related to the increase in the ICMS and PIS/Cofins balance; iii) reduction of R$128 million in deferred income tax and social contribution, mainly related to the effects from the difference between the book and tax depreciation; iv) reduction of R$137 million in judicial deposits related to labor risks; and v) increase of R$62 million in the Others line.

On December 31, 2013, noncurrent assets accounted for 11.4% of total assets and 13.5% on December 31, 2012.

In 2012, long-term assets were up 21.9%, from R$3,855 billion in 2011 to R$4,699 billion, mainly due to higher Recoverable Taxes – ICMS (State VAT). The Management of subsidiary Via Varejo has prepared a technical feasibility study on the future realization of ICMS, considering the future expected offset of debt deriving from operations of Via Varejo and subsidiaries, within the context of the main variables of their business. This study was examined based on information from the strategic planning report previously approved by the Company's Board of Directors.

On December 31, 2012, long-term assets accounted for 13.5% of total assets, against 11.5% on December 31, 2011.

Investments

Investments decreased by 14.6% in 2013, from R$362 million in 2012 to R$310 million, chiefly due to the write-off of Bartira’s surplus, recognized upon the acquisition of NCB in 2010, jointly with the exercise of the option in 2013. On December 31, 2013, investments accounted for 0.8% of total assets against 1.0% on December 31, 2012.

In 2012, investments were up 6.6%, from R$340 million in 2011 to R$362 million in 2012. On December 31, 2012, investments accounted for 1.0% of total assets and 1.0% on December 31, 2011.

Property and equipment

Property and equipment increased by 11.6% in 2013, from R$8.114 billion in 2012 to R$9.054 billion in 2013, due to: i) the R$1.746 billion in additions from the opening and conversion of stores; ii) the R$642 million in depreciation in the year; iii) the R$133 million in write-offs; and iv) the R$31 million in transfers and others.

On December 31, 2013, property and equipment accounted for 23.8% of total assets against 23.3% on December 31, 2012.

In 2012, property and equipment were up 10.3%, from R$7,358 billion in 2011 to R$8,114 billion, was due to (i) R$ 1,453 billion of additions from the opening of new stores and the conversion of stores; (ii) R$596 million of decrease in the fiscal year; (iii) R$74 million in write-offs and (iv) R$ 28 million of transfers and others.

On December 31, 2012, property and equipment accounted for 23.3% of total assets, against 22.0% on December 31, 2011.

Intangible assets

Intangible assets increased by 14.6% in 2013, from R$4.976 billion in 2012 to R$5.701 billion, due to: i) the R$978 million in additions, comprised mainly by R$603 million in goodwill from Bartira, R$265 million in software and R$82 million in intangible assets acquired from the business combination with Bartira; ii) the R$223 million in amortization in the year; and iii) the R$ 30 million in transfers and others.

On December 31, 2013, intangible assets accounted for 15.0% of total assets, against 14.3% on December 31, 2012.

In 2012, were up 0.7% in 2012, from R$4,939 billion in 2011 to R$4,976 billion. This variation was chiefly due to: (i) R$123 million of additions, in which R$39 million of premium from Rede Duque and R$ 84 million from software additions, (ii) R$ 238 million of amortization on the fiscal year and (iii) R$ 152 million of transferences and other.

On December 31, 2012, intangible assets accounted for 14.3% of total assets, against 14.8% on December 31, 2011.

Liabilities

Current Liabilities

Suppliers

Liabilities with suppliers grew by 37.0% in 2013, from R$6.240 billion in 2012 to R$8.548 billion. This variation was due to Group’s sales growth and the extension of its debt with suppliers.  GPA consolidated extended its supplier term by more than 15 days, with similar efforts through the GPA segments.

On December 31, 2013, liabilities with suppliers accounted for 22.5% of total liabilities, against 17.9% of Company’s liability on December 31, 2012.

In 2012, liabilities with suppliers were up by 4.8%, from R$5.953 billion in 2011 to R$6,240 billion. This variation was due to Group’s sales growth and the extension of its debt with suppliers. On December 31, 2012, liabilities with suppliers represented 17.9% of total liabilities, compared to 17.8% on December 31, 2011.

Loans and Financing – short term

Short-term loans and financing increased by 10.8% in 2013, from R$3.543 billion in 2012 to R$3.925 billion, due to the 9% growth (R$228 million) in Via Varejo’s CDCI, in line with the evolution in the related receivables, as well as working capital, especially in the transfer from long to short term.

On December 31, 2013, short-term loans and financing accounted for 10.3% of total liabilities, against 10.2% on December 31, 2012.

In 2012, short-term loans and financing fell by 19.8%, from R$4.416 billion in 2011 to R$3.543 billion. This variation was basically due the restructuring of FIDCs, which resulted in the debt deconsolidation, partially offset by an increase in CDCI and working capital. Our short-term loans and financing accounted for 10.2% of total liabilities, against 13.2% on December 31, 2011.

Debentures – short term

Short-term loans and financing include the debentures we issued, which were up by 86.2% in 2013, from R$668 million in 2012 to R$1.245 billion. This variation was basically due to the transfer of the 8th and 9th debenture issue balance to the short term.

On December 31, 2013, short-term debentures accounted for 3.3% of total liabilities, against 1.9% on December 31, 2012.

In 2012, short-term debt represented by debentures issued by the Company grew by 33.2%, from R$502 million in 2011 to R$668 million. This variation was mainly due to the maturuty of the 11th Debenture Issue. Short-term debentures accounted for 1.9% of total liabilities, against 1.5% on December 31, 2011.

Social and Labor Obligations

Liabilities related to social and labor obligations increased by 9.2% in 2013, from R$729 million in 2012 to R$796 million, due to the effect from the collective bargaining agreement on labor charges and provisions.

On December 31, 2013, the social and labor obligations represented 2.1% of Company’s total liabilities unchanged from December 31, 2012.

In 2012, payroll and labor liabilities fell by 3.9%, from R$759 million in 2011 to R$729 million. This variation resulted primarily from the reduction in the reserve for bonuses to be paid in about R$18 million. On December 31, 2013, the social and labor obligations represented 2.1% of Company’s total liabilities in comparison to 2.3% in December 31, 2011.

Taxes and Contributions

Liability with taxes and contributions increased by 26.6% in 2013, from R$651 million in 2012 to R$824 million. This variation was mainly due to the income tax on the Company’s capital gains, related to the public offering for the distribution of Units comprising one (1) common share and two (2) preferred shares issued by Via Varejo, totaling R$134 million, and the increase in taxes due to the expansion of the operation.

On December 31, 2013, taxes and contributions represented 2.2% of Company’s total liabilities compared to 1.9% on December 31, 2012.

In 2012, Taxes and Contributions were up by 95.8%, from R$332 million to R$651 million. This variation was mainly due to the provision for income and social contribution taxes payable related to the subsidiary Via Varejo and the net amount of around R$250 million booked under assets in 2011. Taxes and contributions represented 1.9% of total liabilities, versus 1.0% on December 31, 2011.

Noncurrent Liabilities

Loans and Financing – long term

Long-term loans and financing decreased 32.1% in 2013, from R$2.539 billion in 2012 to R$1.724 billion. This variation was basically due to working capital loan maturities and a new financial leasing agreement by IBM at Via Varejo.

On December 31, 2013, Company’s long-term loans and financing represented 4.5% of its total liabilities, compared to 7.3% in December 31, 2012.

In 2012, long-term loans and financing were down by 38.1%, from R$4,103 billion in 2011 to R$2,539 billion. This variation was mainly due to the deconsolidation of the FDIC balances as a result of the restructuring in December 2012 and by the working capital increase of R$400 million. Long-term loans and financing represented 7.3% of total liabilities, compared to 12.3% in December 31, 2011.

Debentures – long term

Long-term debt represented by debentures issued by the Company declined 30.5% in 2013, from R$3.741 billion in 2012 to R$2.599 billion, mainly reflecting the transfer from long to short term and the maturity of the debentures issued.

On December 31, 2013, long-term debentures accounted for 6.8% of total liabilities, against 10.7% on December 31, 2012.

In 2012, long-term indebtedness represented by debentures issued by the Company was up by 75.0%, from R$2,138 billion in 2011 to R$3,741 billion. This variation was mainly due to the 11th debenture issue by Via Varejo and Nova Pontocom worth R$900 million, aimed at extending the Company’s debt profile from short to long term. On December 31, 2012, long-term debentures accounted for 10.7% of total liabilities, against 6.4% on December 31, 2011.

Deferred Income and Social Contribution Taxes

Deferred income and social contribution taxes decreased 6.7% in 2013, from R$1.137 billion in 2012 to R$1.061 billion, mainly reflecting the reversal of deferred liability taxes of R$106 million on the purchase option exercised in the last quarter of 2013.

On December 31, 2013, deferred income and social contribution taxes accounted for 2.8% of total liabilities, against 3.3% on December 31, 2012.

In 2012, deferred income and social contribution taxes were up by 2.0%, from R$1,115 billion in 2011 to R$1,137 billion, due to goodwill amortization in the period. On December 31, 2012, deferred income and social contribution taxes accounted for 3.3% of total liabilities, unchanged from December 31, 2011.

Taxes Payable by Installments

Taxes payable by installments, including REFIS (tax installment payment program), were down by 10.9% in 2013, from R$1.205 billion in 2012 to R$1,073 billion. This decrease was due to the transfer from long term to short term.

On December 31, 2013, taxes payable by installments accounted for 2.8% of total liabilities, against 3.5% on December 31, 2012.

In 2012, taxes payable by installments, including REFIS (tax installment payment program), were down by 6.8%, from R$1.292 billion in 2011 to R$1.205 billion. This decrease was due to the transfer from long term to short term. On December 31, 2012, taxes payable by installments accounted for 3.5% of total liabilities, against 3.9% on December 31, 2011.

Provision for lawsuits

Provision for lawsuits increased by 48.2% in 2013, from R$774 million in 2012 to R$1.148 billion. This variation was mainly due to: (i) Additions of R$452 million; (ii) Reversals and payments of R$285 million; (iii) Monetary restatement of R$87 million; and (iv) Provision for contingent liability assumed in the acquisition of companies in the amount of R$119 million.

On December 31, 2013, provisions for lawsuits accounted for 3.0% of total liabilities, against 2.2% on December 31, 2012.

In 2012, provision for lawsuits increased by 13.9%, from R$680 million in 2011 to R$774 million. This variation was mainly due to: (i) Additions of R$267 million; (ii) Reversals and payments of R$241 million; and (iii) Monetary restatement of R$67 million. Our provision for lawsuits represented 2.2% of total liabilities, versus 2.0% on December 31, 2011.

Shareholders’ Equity

Shareholders’ Equity increased 14.9% in 2013, from R$11.068 billion in 2012 to R$12.712 billion. This variation was mainly due to: i) Additions of R$16 million representing the exercise of stock options, ii) Stock option reserves in the amount of R$43 million, iii) Net income of R$1,396 billion, iv) Dividends of R$436 million and v) Capital transactions with non-controlling shareholders of R$625 million.

On December 31, 2013, shareholders’ equity accounted for 33.4% of total liabilities, against 31.8% on December 31, 2012.

In 2012, shareholders’ equity increased by 9.6%, from R$10.094 billion in 2011 to R$11.068 billion. This variation was mainly due to: i) Additions of R$21 million representing the exercise of stock options; ii) Stock option reserves in the amount of R$45 million; iii) Net income of R$1.156 billion; iv) Dividends of R$252 million; and v) Other amounts of R$3 million. On December 31, 2012, shareholders’ equity accounted for 31.8% of total liabilities, against 30.2% on December 31, 2011.

Minority interest

In 2013, minority interest grew by 25.5%, from R$2.573 billion in 2012 to R$3.229 billion, reflecting the public offering of Units comprising one (1) common share and two (2) preferred shares issued by the subsidiary Via Varejo.

In 2012, minority interest grew by 4.2%, from R$2.469 billion in 2011 to R$3.229 billion, reflecting the public offering of Units comprising one (1) common share and two (2) preferred shares issued by the subsidiary Via Varejo.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2013, December 31, 2012 and December 31, 2011.

10.2      Operating and financial result

(a)         results from operations, particularly:

(i)       description of any relevant component of our revenue

The Group’s main revenues arise from GPA foods’ operations, comprised by self-service retail and wholesale, electronics transactions (bricks-and-mortar stores of Via Varejo) and e-commerce (Nova Pontocom). The Group’s net revenues are shown in the table below for the years ended December 31, 2013, 2012 and 2011.

		Net Revenue
(R$ million)	2013	2012	2011
GPA Consolidated	57.730	50.924	46.594
GPA Food	31.688	28.078	25.578
Retail	25.414	23.439	21.676
Cash and Carry	6.273	4.639	3.902
Bricks and mortar	21.746	19.438	17.828
NovaPontocom	4.297	3.409	3.189

(ii)        factors affecting materially our operating results

For information on the factors affecting materially our operating results, see item 10.1 (h) of this Reference Form.

(b)   revenue variations due to changes in prices, exchange rates, inflation, changes in volume and the launching of products and services

For information on revenue variations, see item 10.1 (h) of this Reference Form.

(c)   impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on our operating and financial results

In addition to item “b,” above, the Company believes that depreciation or appreciation of Real against the US dollar affects and may continue to affect its operating results from imports, which accounted for around 2.4% of sales in 2013, 2.8% in 2012 and 2.6% in 2011.

In 2013, Company’s financial result was mainly impacted by charges on net bank debt and the receivables sale cost, which was offset by the higher profitability of cash and cash equivalents from other revenues in the financial result, such as the prepayment of installments.

10.3      Events with material effects occurring and expected in the financial statements

(a)         introduction or sale of an operating segment

On December 31, 2013, there were no changes in the Group’s operating segments.

(b)         creation, acquisition or sale of shareholding

Until October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, holding interests of 25% and 75%, respectively. Since the inception of partnership between the Company and CB (November 1, 2010), the Group had the option to buy the remaining 75% (call option), with an exercise period between three and six years as of the partnership.

At October 31, 2013, the Via Varejo’s Shareholders’ Meeting approved the subsidiary Via Varejo’s call option exercise to buy the remaining interest in Bartira (“Call Option”), followed by an exercise notification sent to CB on November 1, 2013. The transfer of Bartira’s quotas took place on December 2, 2013. The call option exercise price paid on November 1, 2013 was R$212 million. After this transaction, the subsidiary Via Varejo now holds 100% of Bartira’s capital stock.

The fair value of interest previously held (25%) was measured on the acquisition date, under IFRS 3 (R), CPC 15 (R1), through the discounted cash flow method, totaling R$17 million. The fair value of re-measurement of investment previously held compared to the investment’s carrying amount resulted in a gain of R$100 million, recorded under “Other operating revenue and expenses”.

Therefore, the consideration transferred to the business combination is calculated by (i) the call option exercise price in the amount of R$212,273; (ii) the fair value of call option held by the Company immediately prior to business combination, in the amount of R$314,456; and (iii) the re-measurement at fair value of investment previously held, amounting to R$175,576.

At December 27, 2013, the Via Varejo’s Secondary Public Offering of Share Certificates or Units (each Unit is composed of one common share and two preferred shares) was concluded. Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,696,984) Units were offered, totaling R$2,845,030.

The Company sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$896,803, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds from such divestment were recorded against equity, as this is a transaction with non-controlling shareholders, less income tax on capital gain, transaction costs and write-off of related investments. The net effect in equity deriving from this transaction was R$199,598.

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, a Sufficient Minimum Fragmentation was verified, considering the fulfillment of the following conditions cumulatively: (i) CB Group (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. On this present date, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total.

(c)         unusual events or operations

In regard to the work of the external consultants announced to the market by the Company on October 16, 2012 and by Via Varejo on May 23 and August 7, 2013 and also in relation to legal counsel and experts hired (External consultants), we inform that the work were concluded in October 2013, thereby allowing the management to conduct negotiations to finalize discussions between the parties.

Management analyzed all the corporate, legal and economic aspects and the Company, CB and Via Varejo signed a Private Transaction Agreement that determined the irrevocable settlement of the matters related to the external consultants. As a result Via Varejo and the Company recognized in the income statement of 2013 the effects of the issues related external consultants (see Note 30 to the Financial Statements for the fiscal year ended December 31, 2013), also as a consequence of the transaction received indemnifications from partners amounting R$85.0 million, comprising R$27.7 million related to amounts receivable recorded by Via Varejo and R$57.3 million related to receivables considered as contingent until then and, therefore, not recorded. The Company also wrote off receivables considered as not refundable by the parties totaling R$54.7 million and recognized other impacts of R$8.3 million. Consequently, there will be no additional accounting adjustments In relation to this matter and the amounts receivable of R$134.1 million (see Note 13 to the Financial Statements for the fiscal year ended December 31, 2013) are expressly considered as refundable in the association agreement.

There were no unusual events or operations in the fiscal year ended December 31, 2013.

10.4      Significant changes in accounting practices – reservations and emphases in the auditor’s opinion

(a)         significant changes in accounting practices

The Company prepared its financial statements pursuant to all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and IFRS, being the financial statements of the fiscal year of 2010 the very first financial statements prepared according to the rules mentioned hereon.

In the fiscal years ended December 31, 2013, 2012 and 2011, there were no significant changes in the accounting practices adopted by the Company.

(b)         significant effects of changes in accounting practices

In the fiscal years ended December 31, 2013, 2012 and 2011, there were no significant effects as a result of changes in the accounting practices.

(c)         reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by Company’s independent auditor on the financial statements for the fiscal years ended December 31, 2013, 2012 and 2011.

Additionally, they contain the following matter of emphasis:

2013, 2012 and 2011

The independent auditor’s report on the financial statements for the fiscal years ended December 31, 2013, 2012 and 2011 included the following matter of emphasis related to the differences between the pronouncements issued by CPC and IFRS, regarding the separate financial statements of the parent company, as transcribed below:

“As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, the practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value. Our opinion is not reserved in reason of this matter.”

10.5      Critical accounting policies

Judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements requires that the management makes judgments, estimates and assumptions that affect the amounts stated of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at year-end, however, uncertainties relating to these assumptions and estimates may produce results that require substantial adjustments to the accounted amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, management has adopted the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

a)  Financial lease agreements - Group as lessee

            The Group has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

b) Impairment

According to the method disclosed in Note 4 i)  of the Financial Statements referring to the fiscal year ended December 31, 2013, the Group performed test to verify that the assets might not be recoverable and in the fiscal year ended December 31, 2013, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – UGC (stores). The steps of the test were as follows:

•       Step 1: compared the carrying amount of CGUs with a multiple of sale (15% to 30%), representing transactions between retail companies. For CGUs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepared the discounted cash flow of CGU, using sales growth between 6.6% and 6.7% for the next five years. The discount rate used was 10.8%.

For the purposes of impairment testing, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to four cash generating units which are also operating segments that report information, namely, retail, electronics and home appliances, cash and carry and E-commerce.

The recoverable value of segments is calculated based on the value in use from cash projections deriving from financial budgets approved by top management for the next three years. The discount rate before income taxes applied to cash flow projections is 10.8% (10.8% as at December 31, 2012), and cash flows exceeding the three-year period are extrapolated applying a growth rate of 6.5% (6.7% as at December 31, 2012). As a result of this analysis, the Company did not identify the need of recording provision for asset impairment.

The cash and carry wholesale brand refers to “ASSAI”, electronics and home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded upon the business combinations carried out with companies holding rights over them.

The value was submitted to an asset impairment testing through the Income approach - Relief from Royalty methodology, which consists of calculating the value of an asset by measuring the present value of future benefits. Given the brand’s indefinite useful life, we considered a perpetual growth of 6.5% when preparing the discounted cash flows. Royalty rates were 0.4%, 0.7% and 0.9% for “ASSAI”, PONTO FRIO” and “CASAS BAHIA” brands, respectively.

c)     Income taxes

Given the nature and complexity of the business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective jurisdictions in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, according to the strategic planning approved by the Board of Directors.

            The Company and its subsidiaries’ tax losses carry forward amounting to a tax benefit of R$793,633 at December 31, 2013 (796,771 at December 31, 2012). These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances.

d)    Fair value of derivatives and other financial instruments

            When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes and at the end of the reporting periods. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by means of valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable. When these inputs are not available, judgment is required to determine the fair value. This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

e)     Share-based Payment

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 27 (f) to the Financial Statements for the year ended December 31, 2013.

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.91% at December 31, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.86% at December 31, 2013 (10.19% at December 31, 2012), The expectation of remaining average life of the series outstanding at December 31, 2013 was 1.70 year (1.64 year at December 31, 2012). The weighted average fair value of options granted at December 31, 2013 was R$62.59 (R$51.19 at December 31, 2012).

f)   Provision for lawsuits

The Company and its subsidiaries are parties to several judicial and administrative proceedings, see note 24 to the Financial Statements for the year ended December 31, 2013. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

g)    Allowance for doubtful accounts

The subsidiary Via Varejo has balances receivable from sales via payment vouchers. Estimated losses on this portfolio are calculated according to the expected percentage, which is obtained through the observation of the portfolios’ trend over the past months.

h)   Recoverable taxes

The Company and its subsidiaries have recoverable taxes balances mainly related to ICMS, ICMS Tax Replacement, PIS and Cofins. These taxes are realized based on the growth projections, operating issues and credit consumption by the Group’s companies.  For more details on credits and their offset, see Note 12 to the Financial Statements for the fiscal year ended December 31, 2013.

i)   Provisional Measure 627/13

In November 2013, the Provisional Measure (MP) 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT). The Company, supported by its external advisors, analyzed the provisions of this MP, the implications of early option exercise and the impacts in the financial statements for the fiscal year ended December 31, 2013, concluding that there are no material effects to be recorded.

This analysis should be reviewed by the management when enacted the Law, since there may be adjustments or changes to your final draft.

10.6      Internal controls relating to financial reporting - level of efficiency and deficiency and recommendations in the auditor's report

(a)         efficiency level of these controls, indicating any failures and measures adopted to correct them

Management is liable for establishing and maintaining effective internal controls over the preparation and disclosure of the financial information, noting that said internal controls are destined to offer reasonable guarantees to Company’s Board of Directors with regards to the adequate preparation and presentation of Company’s financial statements.

After evaluating the effectiveness of Company’s controls on procedures for preparation and reporting at the end of the fiscal year ended December 31, 2013, the Management concluded that, on that date, controls and procedures for preparation and reporting were efficient to provide a reasonable guarantee that information required to be disclosed by us in reports filed or presented in accordance with applicable legislation and applicable regulations is registered, processed, summarized and reported within specific terms laid out by standards and CVM forms, free of material weaknesses or relevant deficiencies, while also accumulated and reported to Management so that to allow appropriate decisions in relation to the required preparation and reporting.

The Fiscal Council also plays an important role of evaluating Company’s internal control systems and examining procedures for auditing, accounting and management through discussions with Management and the internal and independent auditors.

(b)         deficiencies and recommendations for internal controls mentioned in the independent auditor’s report

In risk assessment by external auditors (Deloitte Touche Tohmatsu) are considered internal control relevant to the preparation and fair presentation of the financial statements in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls, and for the year ended December 31, 2013 no material weaknesses or significant deficiencies were detected.

10.7      Allocation of resources from public offers and any deviations

(a)         how proceeds obtained with the offer have been used

The Company did not carry out public distribution offerings in the years ended December 31, 2013, 2012 and 2011.

(b)         if there were any relevant deviations between the effective application of resources and application proposals disclosed in the prospectus of the respective offering

Not applicable

(c)         if there were any deviations, please mention the reasons

Not applicable

10.8      Material items not recorded in the financial statements

(a)         assets and liabilities held by the Group, directly and indirectly, not included in the balance sheet (off-balance sheet items)

(i)       operational leasing, assets and liabilities;

Payments for the provision of leasing (excluding costs for services such as insurance and maintenance) classified as operating, are recognized as expenses on a straight line basis over the term of the respective leases. We consider operating leases to leases (rents) where there is no transfer of risks and benefits for our Group.

Payments of installments of Leases (excluding costs for services such as insurance and maintenance) classified as operating lease contracts are recognized as expenses using the straight line method over the term of the lease.

The core values of  operating leases are represented as follows:

	Consolidated
	12.31.2013	12.31.2012

Minimum rentals	462,892	433,161
Contingent rentals	941,211	750,643
Sublease rentals(*)	(163,945)	(143,867)
	1,240,158	1,039,937

(*) It refers to lease agreements receivable from commercial shop malls.

(ii)      derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities;

The Company’s executive officers clarify that there are no receivables portfolio over which the entity maintains risks and responsibilities not provided in the Company’s balance sheet for December 31, 2013 or December 31, 2012.

(iii)     futures contracts for the purchase or sale of products or services;

The Company’s executive officers clarify that there are no futures contracts for the purchase or sale of products or services not provided in the Company’s balance sheet for December 31, 2013 or December 31, 2012.

(iv)     unfinished construction agreements

The Company’s executive officers clarify that there are no unfinished construction agreements not provided in the Company’s balance sheet for December 31, 2013 or December 31, 2012.

(v)      future loan agreement

The Company’s executive officers clarify that there are no future loan agreements not provided in the Company’s balance sheet for December 31, 2013 or December 31, 2012.

(b)         Other items were not evidenced in the financial statements

There are no other items not provided in the financial statements, except those mentioned in item 10.8(a) above.

10.9      Comments on items not recorded in the financial statements

(a)         how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of the Company’s financial statements;

In accordance with current accounting rules, the Company discloses in its financial statements all relevant transactions which it is part, or hold any risk in reason of any equity or agreement. There are no transactions or operations not disclosed in the financial statements that could significantly impact the Company.

(b)         nature and purpose of the operation;

The nature of operational leasing agreements is to install Company’s stores destined to the sale of Company's products.

(c)         nature and amount of the obligations assumed and the rights generated on the Company’s behalf as a result of the operation.

Group’s lease agreements terms vary from 5 to 25 years, and may be renewed in accordance with specific legislation. The values of the agreements are adjusted periodically according to inflation indexes.

See the values related to operational leasing on item 10.8 i) above.

10.10    Business Plan

(a)         investments

(i) quantitative and qualitative description of investments in progress and planned investments

On March 13, 2014, the Board of Directors approved the proposal for the 2014 Investment Plan regarding Food Retail, GPA Malls and Assaí, in the amount of up to R$1,619 billion, covering (i) the opening of stores, acquisition of land and store conversions; (ii) store renovations; and (iii) IT and logistics infrastructure and others. This proposal will be submitted to the Annual and Special Shareholders' Meeting to be held on April 16, 2014.

Company’s investment plan reflects its positive outlook regarding the performance of Brazil’s economy and reiterates its commitment towards the creation of jobs and development of the country. The Company will prioritize organic growth, with the inauguration of new stores, while also analyzing acquisition opportunities that could bring synergies to its operations and the effective creation of value for the Group.

(ii) sources of financing for investments

Company raised funds for its operations and investments, mainly through its operating cash flow, reserve for expansion, capital budget, bank loans, receivables securitization, financing from the BNDES and funding on the capital markets through the issue of debentures.

(iii) relevant divestments in progress and planned divestments

There are no events to disclose.

(b)   provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our production capacity

There are no events to disclose.

(c)   new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

10.11    Other factors with significant influence

The Company is not aware of any other factors that may adversely affect its operating performance which have neither been identified nor discussed in other items of this section 10.

Proposal of Management and Fiscal Council Global Remuneration

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Proposal of Management and Fiscal Council1Global Remuneration for the fiscal year of 2014, as follows:

1. Management: up to R$ 82,490,546, to be divided as follows: (i) R$ 5,614,596 to the Company’s Board of Directors of the Company and its committees; and (ii) R$ R$ 76,875,950 to the Board of Officers, not considering the granting of stock options under the stock option plan in force.

2. Fiscal Council: up to R$ 840,000.

The Section 13 of the Reference Form of the Company is attached to this management proposal in compliance with Article 12, item II, of CVM Instruction 481/2009.

This is our proposal.

São Paulo, March 5th, 2014.

BOARD OF OFFICERS

2 Considering that the installation of the Fiscal Council depends on the shareholders’ request at the Annual and Special Shareholders’ Meeting, its remuneration was predicted at the budget in case the shareholders decide to install it.

Exhibit to the Proposal of Management and Fiscal Council Global Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

13.1      Description of the compensation policy or practice, including Statutory and Non-Statutory Board of Executive Officers the Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, as follow:,

(a)         objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate Company’s management and committee members in line with market practices, allowing the Company to attract and retain qualified professionals, in addition to promoting their engagement with the Company.

(b)         Compensation breakdown, including

i.          description of the elements that compose the compensation and the purpose of each of them

The members of the Board of Directors and committees, including external members and members of the Fiscal Council receives fixed monthly compensation, unlinked of effective participation in meetings. This form of compensation is aligned in relation to market practice in general and the Company's interests.

The compensation of Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging professionals to seek the success of the Company and of sharing Company’s results with them; and (iii) a stock option plan, which is an incentive offered to Company’s executives in order to ensure a sustainable and long-lasting business.

ii.          the proportion of each element in the total compensation

The table below shows the proportion of each element of the total compensation for the fiscal year ended December 31, 2013:

	% of total compensation
	Base Salary	Variable Remuneration	Stock Option Plan	Total
Board of Directors	100%	0%	0%	100%
Board of Officers	38.49%	38%	23.51%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology for the calculation and readjustment of each element of the compensation

In order to determine the compensation of the management and committee members, we regularly conduct market research to evaluate if the parameters and conditions we adopt to determine the fixed compensation are satisfactory and enable us to retain Company’s professionals, as well to analyze the need to propose adjustments to any component of remuneration which may be misaligned.

These surveys are conducted annually by recognized expert advice and market contracted by us, and use as benchmarks the major economic groups operating in the country, including in particular, the groups that operate in the retail sector

The profit sharing portion allocated to the Executive Officers, on the other hand, is computed based on indicators aligned to the Company’s strategic planning, determined in line with Company’s business plan and the goals to be met.

For additional information on Company’s  stock option plan please refer to item 13.4 below.

iv.         reasons that justify the composition of the compensation

What justifies the breakdown of Company’s  compensation policy is Company’s  result-oriented strategy, which depends on the continuous search for competent, qualified, dedicated and valuable professionals for the Company.

(c)         key performance indicators considered in determining each element of the compensation

For setting the variable portion of remuneration, we consider performance indicators that we consider strategic, as gross sales, net income, total expenditure, working capital, engagement and turnover, beyond the level of excellence of managers in performing their functions, considering the degree of responsibility and individual assignments. Performance indicators are not taken into consideration for determining the proportion of fixed remuneration.

(d)         the way the compensation is structured to reflect the evolution of the performance indicators

We structure Company’s  compensation through programs that monitor the accomplishment of goals previously determined by the Company and the results effectively met

(e)         the way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

For short, medium and long-term interests, we offer to the Executive Officers a fixed compensation (base salary) and a variable compensation (profit sharing and stock option plans).

The compensation of the members of the Board of Directors, Fiscal Council and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of Company’s results. Therefore, we understand that the compensation policy or practice is aligned with Company’s short, medium and longterm interests.

(f)          existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of the management and committee members is supported exclusively by the Company.

(g)         existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock

No compensation or benefit is paid to the management or committee members in connection with the occurrence of corporate events.

13.2      Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2014

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	12	8	5	25
Fixed Annual Compensation
Salary or pro-labore	5,614,596	51,217,648	840,000	57,672,244
Direct or inderect benefits		3,860,980		3,860,980
Membership in committeess
Others
Variable Remuneration
Bonus
Profit Sharing		21,797,322		21,797,322
Attendance to meetings
Commissions
Others
Post-employment
Termination of employment
Share-based compensation		17,384,208		17,384,208
Total compensation	5,614,596	94,260,158	840,000	100,714,754

Amounts paid in 2013

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	13,75	8	3	24,75
Fixed Annual Compensation
Salary or pro-labore	6,376,660	15,899,617	504,000	22,780,277
Direct or inderect benefits		2,715,698		2,715,698
Membership in committeess
Others
Variable Remuneration
Bonus
Profit Sharing		18,383,676		18,383,676
Attendance to meetings
Commissions
Others
Post-employment
Termination of employment
Share-based compensation		11,373,000		11,373,000
Total compensation	6,376,660	48,371,991	504,000	55,252,651

Amounts expected for fiscal year 2013

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	15	9	3	27
Fixed Annual Compensation
Salary or pro-labore	R$ 8,047,511	11,452,683	504,000	20,004,194
Direct or inderect benefits	0	2,580,198	0	2,580,198
Membership in committeess	0	0	0	0
Others	0	4,363,472	0	4,363,472
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	19,824,279	0	19,824,279
Attendance to meetings	0	0	0	0
Commissions	0	0	0	0
Others		0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,663,664	0	13,663,664
Total compensation	R$ 8,047,511	51,884,296	504,000	60,435,807

Amounts paid in 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14,58	9,58	3	27,16
Fixed Annual Compensation
Salary or pro-labore	0	13,552,826	486,000	14,038,826
Direct or inderect benefits	0	2,512,906	0	2,512,906
Membership in committeess	0	0	0	0
Others	0	5,107,097	0	5,107,907
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	15,937,732	0	15,937,732
Attendance to meetings	7,923,797	0	0	7,923,797
Commissions	0	0	0	0
Others	0	0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	20,661,745	0	20,661,745
Total compensation	7,923.797	57,772,306	486,000	66,182,103

Amounts paid in 2011

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	11,67	3	28,67
Fixed Annual Compensation
Salary or pro-labore	0	14,510,921	432,000	14,942,921
Direct or inderect benefits	0	2,012,539	0	2,012,539
Membership in committeess	0	0	0	0
Others	0	5,340,018	0	5,340,0180
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	23,149,407	0	23,149,407
Attendance to meetings	7,537,000	0	0	7,537,000
Commissions	0	0	0	0
Others	37,397	0	0	37,397
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,132,702	0	13,132,702
Total compensation	7,574,397	58,145,587	432,000	66,151,984

13.3      Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2014, and the amounts paid in 2013

Amounts expected for fiscal year 2014

(amounts in R$, when applicable)	Board of Officers
Number of members	8
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	RS 43.594.645
Estimated amount – goals met	R$ 21.797.322

Amounts referred to fiscal year of 2013

(amounts in R$, when applicable)	Board of Officers
Number of members	8
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	40,080,802
Estimated amount – goals met	18,383,676
Amount effectively recognized	18,383,676

Amounts referred to fiscal year of 2012

(amounts in R$, when applicable)	Board of Officers
Number of members	9.58
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30,732,136
Estimated amount – goals met	25,610,114
Amount effectively recognized	15,937,732

Amounts referred to fiscal year of 2011

(amounts in R$, when applicable)	Board of Officers
Number of members	11.67
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	33,452,250
Estimated amount – goals met	23,301,500
Amount effectively recognized	23,149,407

13.4      Share-based compensation plan of the Board of Directors and Statutory Board of Executive Officers

On December 31, 2012, the Company had one stock-option plan, which was approved at a Special Shareholders’ Meeting held on December 20, 2006 (“Stock Option”).

Company’s stock option plan is managed by a committee elected by Board of Directors, named Stock Option Management Committee (“Stock Option Committee”). This committee establishes the employees to periodically benefit from the stock options, based on the duties, responsibilities and performance, establishing the applicable conditions.

In addition to managing the Stock Option Plan, the Stock Option Committee is responsible for selecting the executives and the employees that are entitled to the options, in addition to determining the terms and conditions of each stock option agreement applicable to each beneficiary, including, but not limited to, the number of shares to be acquired, the acquisition conditions and prices, and the respective payments means.

The Board of Executive Officers and some high-skill employees receive stock-based payments as part of their compensation. We recognize expenses with stock-based compensation on the fair value of premiums as of the grant date.

The Stock Option Plan includes only preferred shares issued by the Company.

a.         General Terms and Conditions

Company’s Stock Option Committee usually develops annual cycles for the granting of options. Each granting cycle receives a serial number initiated by the letter A, starting from “Series A1”. In the year ended December 31, 2013, the options granted in Series A5 to the A7 are in full effect.

The options granted in the Stock Option Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

The Stock Option Committee established during the year 2013 new criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Stock Option Plan, according to the analysis of the concept of return on invested capital (ROIC).

In accordance with item 3.3 of the Stock Option Plan, the Committee has decided that from Series A6, including, the increase or decrease of the number of “Gold” options shall be determined based on CBD’s “Return on Capital Employment”.

There is no limit to the reduction or acceleration approved this new criteria. On vesting of the option will be calculated the average ROIC/ROCE of the last 3 fiscal years, in opposite of the ROIC/ROCE determined at the grant of each series.

b.         Plan’s Main Objectives

The objectives of the Stock Option Plan are: (i) to attract and retain highly qualified executives and professionals in the Company; (ii) to allow executives and employees to own Company’s  capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of executives and employees with the interests of Company’s  shareholders, encouraging the good performance of these professionals and ensuring Company’s management continuity.

c.         The Way the Plan Contributes to the Achievement of these Goals

The Stock Option Plan beneficiaries are encouraged to generate more results for the Company so that they achieve their goals as executives and employees of the Company, and for the shares received as compensation to have their value increased over time.

d.         The Way the Plan is included in the Company’s Compensation Policy

The Stock Option Plan is an element of the compensation of Company’s executives, and it is in line with the compensation policy, which goal is to retain executives and employees and to encourage better results.

e.         The Way the Plan Aligns the Interests of the Executives and of the Company in the Short, Medium, and Long terms

As the options are granted every year and based on Company’s results, we understand the Stock Option Plan is in line with Company’s short-term interests, since it encourage the beneficiaries to achieve their individual goals and the Company’s goals. Furthermore, it also retain Executive Officers and beneficiaries of the Stock Option Plans, in addition to attracting new professionals, which is in line with Company’s medium-term interests. Finally, as mentioned in item (j) herein, the beneficiaries of the Stock Option Plan will only be apt to exercise their options after a certain time working with the Company, which encourages them to generate better results in the long term so their shares gain value, in addition to retaining them for a longer period, in line with Company’s long-term interests

f.          Maximum Number of Shares Involved

The maximum number of shares included in the Stock Option Plan is 15,500,000 preferred shares (as resolved by the Board of Directors at the meeting held on February 19, 2013).

The amount indicated above shall always observe the authorized capital limit of the Company and may be changed at any time by the Board of Directors. When the call options are exercised, it is issued new shares to the beneficiaries, observing Company’s  right to use treasury shares.

g.         Maximum Number of Options to be Granted

There is no maximum number of options to be granted within the scope of the Stock Option Plans, provided that the total number of shares resulting from their exercise does not surpass the limit indicated in item (f) above and the limit of 2% of Company’s capital stock per Series.

h.         Conditions for the Acquisition of Shares

The Stock Option Committee will determine, for each Series and in each case if necessary, the terms and conditions for the acquisition of the right to exercise granted options, by means of an express provision in the subscription agreement signed by the beneficiary.

In order to acquire shares of the Stock Option Plans, the beneficiaries shall remain bound to the Company for a specific period, pursuant to item (j) below, except for the cases of termination of employment described in item (n) below.

The options shall be fully or partially exercised up to the expiration date of the respective option. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i.          Criteria for Setting the Acquisition or Exercise Price

For the options classified as “Silver”, the exercise price per preferred share shall correspond to the average of the closing price of the preferred shares issued by the Company and traded in the last 20 sessions of the BM&FBOVESPA prior to the date the Stock Option Committee resolves on the granting of the option. After the average price is determined, a negative goodwill of 20% shall be applied.

For the options classified as “Gold”, the exercise price will be R$0.01 per preferred share.

j.          Criteria for Determining the Exercise Price

As general rule for the Stock Option Plan, which may be amended by the Committee on each series, the right to exercise the stock option shall mature after the 36th month and up to the 48th month following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 100% of the shares for “Silver” options. The exercise of the “Gold” options will happen in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted in both Stock Option Plans shall be fully or partially exercised. It is worth mentioning that “Gold” options supplement “Silver” options, and, therefore, “Gold” options shall only be exercised together with “Silver” options.

k.         Settlement Means

The exercise price of the options granted under the Stock Option Plan shall be fully paid in local currency by the beneficiary, being that the exercise price shall be paid in cash and in one installment, 30 days following the date of subscription of the respective shares, except for the cases of termination of employment of the beneficiary described in item (n) below, in which case the exercise price shall be paid in cash upon subscription.

l.          Restrictions to the Transfer of Shares

The Stock Option Committee shall set restrictions to the transfer or trading of the shares obtained through the exercise of the options.

m.        Criteria and Events That, When Verified, Shall Result in the Suspension, Amendment or Termination of the Plan

The number of shares to be acquired in the Second Plan’s “Gold” Series, as explained in item (j) above, shall be limited by the Stock Option Committee.

The Stock Option Plan and the options granted shall be automatically extinguished if the Company is dissolved or liquidated.

Finally, the Stock Option Committee shall determine the suspension, amendment to or termination of the Stock Option Plan without the prior consent of the beneficiaries, provided that their rights and obligations are not harmed.

n.         Effects of the Executive’s Leaving the Company on his Rights Provided for in the Stock-Based Compensation Plan

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Stock Option up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Stock Option from the last working day of the 35th month to the last working day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any Executive Officer or employee beneficiary of the Stock Option and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the case of death or permanent disability of any Executive Officer or employee beneficiary of the Plan, the rules for involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

13.5      Holdings in shares, quotas and other convertible securities, held by administrators and Fiscal Council members – breakdown by body

The tables below list the number of shares held directly or indirectly, in Brazil and abroad, by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by the Company, and each of its subsidiaries, on December 31, 2013:

Companhia Brasileira de Distribuição
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	101 preferred shares	0.00%	0.00%
Board of Officers	142,270 preferred shares	0.09%	0.05%
Fiscal Council	0	0.00%	0.00%
Total	142,371 preferred shares	0.09%	0.05%

Via Varejo S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

Nova Pontocom Comércio Eletrônico S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

13.6      Stock-based compensation for the Board of Directors and Board of Executive Officers

The members of our Board of Directors are not eligible for Company’s  stock option plan currently in effect. Below we present the stock‐based compensation paid to the Board of Executive Officers in 2011, 2012 and 2013, as well as the amounts estimated for 2014.

Amounts estimated for 2014

	Board of Officers
Number of members that benefit from the stock option plan	10
In relation to each option grant:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver
Grant date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013
Number of options granted (in number of shares)	72,251	72,278	126,932	126,978	92,196	92,254
Deadline for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016
Deadline for the exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share	0.01	54.69	0.01	64.13	0.01	80.00
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	59.75	25.27	79.78	37.94	105.17	46.11
Potential dilution in case of exercise of the options	0.03%	0.03%	0.06%	0.06%	0.04%	0.04%

Amounts referring to fiscal year of 2012

 2013

	Board of Officers
Number of members that benefit from the stock option plan	8
In relation to each option grant:	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver
Grant date	05/24/2010	05/24/2010	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013
Number of options granted (in number of shares)	65,954	16,450	72,251	72,278	126,932	126,978	92,196	92,254
Deadline for the options to become exercisable	05/31/2011 e 05/31/2013	05/31/2011 e 05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016
Deadline for the exercise of the options	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	46.49	0.01	54.69	0.01	64.13	0.01	80.00
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	51.99	23.02	59.75	25.27	79.78	37.94	0	0
Potential dilution in case of exercise of the options	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%	0%	0%

* At the date of presentation of this form, all the stock options issued in Series A4 were exercised.

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	12
Grant date	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of options granted (in number of shares)	05/13/2009	05/13/2009	05/24/2010	05/24/2010	05/31/2011	05/31/2011	05/31/2012	03/15/2012
Deadline for the options to become exercisable	97.714	97.710	136.469	34.036	88.241	88.274	156.276	156.333
Deadline for the exercise of the options	03/13/2010 and 05/31/2012	03/13/2010 and 31/05/2012	05/31/2011 and 05/31/2013	05/31/2011 and 05/31/2013	05/31/2014	05/31/2014	03/31/2015	03/31/2015
Period of restriction to the transfer of the shares	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015	03/31/2016	03/31/2016
Average weighted exercise price of each of the following groups of shares:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Outstanding in the beginning of the year (in R$ per share)
Lost during the year (R$ per share)	0.01	27,47	0.01	46,49	0.01	54,69	0.01	64,13
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	0.01	26,93	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Potential dilution in case of exercise of the options	32.14	16.79	51.99	23.02	59.75	25.27	79.78	37.94
Grant date	0.04%	0.04%	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%

* At the date of presentation of this form, all the stock options issued in Series A3 were exercised, as well as part of the stock options issued in Series A4.

Amounts referring to fiscal year of 2011

			Board of Officers
Number of members that benefit from the stock option plan			12
Grant date	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver
Number of options granted (in number of shares)	07/07/2006	04/13/2007	04/13/2007	03/03/2008	03/03/2008	05/13/2009	05/13/2009	05/24/2010	05/24/2010	05/31/2011	05/31/2011
Deadline for the options to become exercisable	100,800	75,760	171,842	292,694	311,736	264,971	276,675	234,754	58,550	156,300	156,361
Deadline for the exercise of the options	07/30/2009 and 07/30/2011	04/30/2010	04/30/2010	06/03/2008 and 03/31/2011	06/03/2008 and 03/31/2011	13/03/2010 and 05/31/2012	13/03/2010 and 05/31/2012	05/31/2011 and 05/31/2013	05/31/2011 and 05/31/2013	05/31/2014	05/31/2014
Period of restriction to the transfer of the shares	07/30/2011 and 10/30/2011	04/29/2011	04/29/2011	03/30/2012	03/30/2012	05/31/2013	05/31/2013	05/31/2014	05/31/2014	05/31/2015	05/31/2015
Average weighted exercise price of each of the following groups of shares:	See item 13.4 (l) above	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Outstanding in the beginning of the year (in R$ per share)
Lost during the year (R$ per share)	42.43	0.01	24.63	0.01	26.93	0.01	27.47	0.01	46.49	0.01	54,69
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	38.59	0.01	24.63	0.01	26.93	0.01	26.93	0.01	46.49	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Potential dilution in case of exercise of the options	11.19	32.38	13.93	36.09	19.22	32.14	16.79	51.99	23.02	59.75	25.27
Grant date	0.04%	0.03%	0.07%	0.11%	0.12%	0.10%	0.11%	0.09%	0.02%	0.11%	0.11%

13.7      Information of outstanding stock options owned by Board Of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plan. Below we present the exercisable and not exercisable on December 31, 2013.

Stock options outstanding at the end of the fiscal year ended on 12/31/2013

Board of Officers
Number of members	8
Series	A5 – Silver	A5 – Gold	A6 – Silver	A6 – Gold	A7 – Silver	A7 – Gold
Options not exercisable
Amount	72,278	72,251	126,978	126,932	92,254	92,196
Deadline for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016
Deadline for the exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	R$ 54.69	R$ 0.01	R$ 64,13	R$ 0.01	R$ 80.00	R$ 0.01
Fair value of the options on December 31, 2012	R$ 25.27	R$ 59.75	R$ 37.94	R$ 79.78	R$ 46.11	R$ 105.17
Options exercisable
Amount	0	0	0	0	0	0
Deadline for the exercise of the options	N/A	N/A	N/A	N/A	N/A	N/A
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on the last day of the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
Valor justo do total das opções no último dia do exercício social	N/A	N/A	N/A	N/A	N/A	N/A

13.8      Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plans. Below we present the options exercised and the shares delivered to the members of the Board of Officers in 2011, 2012 and 2013.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2011, 2012 and 2013.

Amounts referring to fiscal year of 2013

	Board of Officers
Number of members that benefit from the stock option plan	8
In relation to the exercised options and shares delivered:	Series A4 – Gold	Series A4 – Silver
Number of shares	65,954	16,450
Pré Average weighted exercise price (in R$ per share)	0.01	46. 49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	96.89	50.41

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to the exercised options and shares delivered:	Series A3 – Gold	Series – Silver
Number of shares	97,714	97,710
Pré Average weighted exercise price (in R$ per share)	0.01	27.47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	75.29	47.83

Amounts referring to fiscal year of 2011

	Diretoria
Number of members that benefit from the stock option plan	12
In relation to the exercised options and shares delivered:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4– Gold (first lot)	Series A4– Silver (first lot)
Number of shares	61,400	35,787	80,800	158,666	168,772	19,681	24,594	61,378	15,307
Pré Average weighted exercise price (in R$ per share)	43.15	0.01	24.63	0.01	26.93	0.01	27.47	0.01	46.49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	23.85	66.99	42.37	66.99	40.07	66.99	39.53	66.99	20.51

13.9      Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a.         Pricing Method

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton  options pricing model

b.         data and premises used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black-Scholes-Merton  options pricing model, considering the following premises for the options in effect in 2013:

On the grant date
Average weighted price of the shares (per share), according to the average value of the last 20 trading sections on the grant date	Series A4: R$ 58.11 Series A5: R$ 68.36 Series A6: R$ 80.16 Series A7: R$ 100.00
Exercise price

Series A4 “Gold”: R$ 0.01

Series A4 “Silver”: R$ 46.49

Series A5 “Gold”: R$ 0.01

Series A5 “Silver”: R$ 54.69

Series A6 “Gold”: R$ 0.01

Series A6 “Silver”: R$ 64.13

Series A7 “Gold”: R$ 0.01

Series A7 “Silver”: R$ 80.00

Expected updated volatility	28.91%
Options term	Four years
Expected dividends	0.88%
Risk-free interest rate	10.86%
Fair value of the option on the grant date (per option)	Please check 13.6 above

c.         Method and Premises Used to Incorporate the Expected Effects of Early Exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the premise that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d.         How the Expected Volatility is Determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e.         Other Characteristics Incorporated in the Measurement of the Options’ Fair Value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton  method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10    Information on pension plans granted to the members of the Board of Directors and the Board of Executive Officers

On December 31, 2013, the members of the Board of Directors were not eligible for Company’s  pension plans. Below we present the pension plans in effect for the Board of Executive Officers.

Board of Executive Officers
Number of members [1]	8
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar, com a Brasilprev Seguros e Previdência S.A.”
Number of executives that meet the requirements to retire	None
Conditions for early retirement

- Be, at least, 60 years old;

- Have at least 10 years of service with the Pão de Açúcar Group;

- Have a minimum of 5 years of contributions to the Pension Plan; and

-Employment with the Pão de Açúcar Group must have terminated..

Restated amount of the contributions accumulated in the pension plan up to the closing of the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)............................

R$ 1,481,904.84
Total amount of the contributions made during the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 393,567.64
Possibility and conditions for early redemption

Early redemption is allowed, should the employee be disassociated from the Company. For the redemption of the contributions made by the Company, the balance of the reserve will be released according to the following proportion:

- No redemption, for less than 5 years of contribution

- Redemption of 50% of the balance, for 5 to 6 years of contributions;

- Redemption of 60% of the balance, for 6 to 7 years of contributions ;

- Redemption of 70% of the balance, for 7 to 8 years of contributions ;

- Redemption of 80% of the balance, for 8 to 9 years of contributions ;

- Redemption of 90% of the balance, for 9 to 10 years of contributions; and

- Redemption of 100% of the balance, for 10 to years of contributions.

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of members in the Board of Officers
January	9
February	8
March	8
April	8
May	8
June	8
July	8
August	8
September	8
October	7
November	8
December	8
Total	96
Total number of members / 12	8

13.11    Maximum, Minimum and Average Individual Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Explanation for the non-filling of this frame:

Not disclosed due judicial decision.

13.12

Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2013, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for Company’s  executives in case of termination of employment or retirement.

13.13    Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2013

Board of Directors	Board of Officers	Fiscal Council	Total
15.87%	0%	0%	1.83%

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
7.53%	0%	0%	0.98%

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
91.57%	0%	0%	10.48%

13.14    Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2013

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of the Company.

13.16    Other material information

We hereby clarify that, for the purposes of Article 152 of Law 6,404/76, the overall compensation of the administrators does not include:

(i)    compensation of Fiscal Council members;

(ii)   share-based compensation, pursuant to CVM Rule 562/08, allocated to Executive Officers and arising from the stock options, pursuant to the stock option plans approved for late fiscal years and approved to be exercised on fiscal year of 2014, under the terms of the stock option plan of the Company, established by means of the special shareholders’ meeting held on December 20, 2006, e

(iii)        the corresponding contributions to the social security, which are the employer's burden, recognized in its result value. When appropriate, the values of the incident on the fixed and variable remuneration costs should be informed, respectively, in letters "ci" and "c.ii" ("others"), as Circular Letter 03/2012.

AT SPECIAL SHAREHOLDERS MEETING

Investment Plan for the Fiscal Year of 2014

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for Retail Food, GPA Malls and Assaí for the fiscal year of 2014, in the amount up to R$ 1,619,000,000.00, related to (i) open stores, purchase land and conversion of stores; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, March 5th, 2014.

BOARD OF OFFICERS

Proposal for Bylaws Amendment

(Article 11 of CVM Instruction 481/2009)

The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders meeting to be held on April 16, 2014, at 10 a.m., at Company’s headquarters, at Avenida Brigadeiro Luís Antônio, No. 3.142, in in the city of São Paulo, State of São Paulo, Brazil, the amendment of Company’s Bylaws.

In compliance with article 11 of CVM Instruction (“CVM”) No. 481/2009, the management attaches to the current proposal the hereunder documents: (a) copy of consolidate Company’s Bylaws considering the proposal amendments (Exhibit I), (b) Reporting detailing the origin and the justification of such amendments (Exhibit II); and (c) Comparative frame between the following versions (a) current version and (b) proposal version of Company’s Bylaws, analyzing legal and economic aspects (Exhibit III).

This is the proposal we have to submit.

São Paulo, March 5, 2014.

MANAGEMENT

Exhibit I to the Proposal for Bylaws Amendment

Copy of Company’s Bylaws with track changes highlighted, under the terms of Article 11, Item I, of CVM Instruction 481/2009

Bylaws of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF n. 47.508.411/0001-56

NIRE 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) leasing and subleasing of its own or third-party furnishings;

v) provision of management services; ~~and~~

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets; and

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred seventy nine million, eight hundred eighty  two thousand, three hundred and eighty Brazilian Reais and eighty five cents R$ 6,779,882,380.85, fully paid in and divided into two hundred sixty four million, nine hundred twenty three thousand, four hundred and twenty three  264,923,423 shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one 99,679,851 are common shares and one hundred sixty five million, two hundred forty three thousand, five hundred and seventy two 165,243,572 are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its ~~owner~~holder  to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, shareholders may attend in person or appoint and constitute their representatives as per dispositions of the Law, in order to deliberate matters that interest the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, instated and chaired by the Board of Directors Chairman, in his absence, by the ~~Chief Executive Officer and~~Board of Directors Vice-Chairman or , in his absence, by an Officer appointed by the Board of Directors Chairman~~. The General Meeting shall be called by the Board of Directors Chairman~~ and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and~~/or~~  any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any ~~agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);~~

~~XIII. the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;~~

~~XIV. the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;XV. the approval of any~~ delisting of shares of the Company for trading on stock exchanges ~~or filing for new listings;~~.

~~XVI. the approval of any change in the Company's dividend policy;~~

~~XVII. the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and~~

~~XVIII. the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.~~

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to ~~three~~two  (~~3~~2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE13-The Board of Directors shall consist of at least three (3) and no more than ~~eighteen(18)~~twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - ~~Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced.~~ In the event of permanent vacancy of a Director´s office, the ~~Chairman shall call a General Shareholders’ Meeting within fifteen (15) days from the date of the occurrence of vacancy~~Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by ~~another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by~~ the Vice-Chairman of the Board of Directors~~, being that the one in replacement shall perform the Chairman’s duties~~. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least ~~five~~six  times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. ~~Failure by the Chairman to call any meeting within five (5) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.~~

Second Paragraph – The calls for the meetings of the Board of Directors shall be made ~~in writing, either~~ by ~~telex~~electronic means, facsimile or letter, with at least seven (7) days in advance, including ~~a detailed~~the  agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call~~, a three (3) business days term between such dates must be observed~~. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal ~~at the Company’s head office~~. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least ~~ten (10) members~~half  of the Board of Directors~~,~~  members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of ~~at least eight (8)~~any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented ~~in accordance with the sole paragraph of articles 13 and 14 above~~as authorized by these By-laws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence ~~by he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment~~, he shall be replaced by the Vice-Chairman of the Board of Directors.

~~Sole~~First  Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph  In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall ~~follow~~approve  its Internal Regulations~~, to be approved by the majority of its members, and have~~ and appoint an Executive Secretary~~, appointed by majority of the Directors~~, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. ~~Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S.~~ Dollars) or in excess of an amount equal to 1% (one percent) ~~and up to 6% (six percent)~~ of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) ~~and up to two (2) times~~of  EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year ~~up to~~. in excess of the amount in Reais equivalent to US$~~100,000,000.00 (one hundred~~20,000,000.00  (twenty million U.S. Dollars) or ~~up to~~in excess of an amount equal to ~~6~~1% (~~six~~one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is ~~the higher to be submitted to the General Shareholders’ Meetings; and~~greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

~~q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arm’s length) to be submitted to the General Shareholders’ Meetings.~~

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of ~~one~~two  (~~1~~2) ~~year~~years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the ~~Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.~~Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – ~~In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for~~The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their ~~respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned~~specific areas, in accordance with their internal regulations to be approved by the Board of Directors..

~~First Paragraph - Each Special Committee shall be composed of no less than three (3) and up to five (5) members, for a term of office of three (3) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors among its members provided that one (1) External Member may be elected to each Special Committee. The Board of Directors shall also appoint the Chairman of each Special Committee.~~

~~Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.~~

~~Third Paragraph – Each Special Committee shall hold meetings whenever called by its respective Chairman or by the Chairman of the Board of Directors, on his own initiative or per written request of any other member of such Special Committee. Meetings of the Special Committees may be called by any member of the respective Committee whenever the corresponding Chairman does not respond to the request for call presented by said member within three (3) consecutive days counting from the day of receipt of such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.~~

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities of the administrators.

~~Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.~~

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) ~~being~~as  the Chief Executive Officer ~~and the others~~, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call~~,~~  and install ~~and preside~~ the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, ~~of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors,~~ and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers~~of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors~~;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.

EXHIBIT II

Report detailing the grounds and justification of the proposed amendments

The proposed modifications shall be the hereunder:

(a)   Insertion of secondary activities at Company’s Scope: Amendment of Article 2nd, first paragraph, in order to include the accomplishment of secondary activities by the Company, for purposes to gain registration at public body (City hall of São Paulo). As per the proposal, the following activities would be included: “x) Agency, brokerage or intermediation of coupons and tickets; and, y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general”

(b)   Matters subject to approval of General Meeting: Amendment of Article 9th in order to exclude some matters currently included at General Shareholders Meeting’s competence, for purposes to allow more celerity and efficiency to the execution of Company’s business. As available at comparative frame herein attached as Exhibit III, the matters excluded from General Shareholder’s Meeting competence were: (i) Undertaking or modification of any agreement or settlement between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto; (ii) approval of self-bankruptcy or of protection under any bankruptcy or reorganization law; (iii) approval of any delisting of shares of the Company for trading on stock exchanges; (iv) the approval of any change in the Company's dividend policy; (v) the approval of any financial arrangements under determined circumstances; (vi) the approval of any joint venture of the Company under determined circumstances

(c)   Mandate of Members of Company’s Board of Directors and Company’s Board of Officers: Amendment of Article 12th, Paragraph 1st, in order to change Officer’s mandate to two years, for purposes to comply with BM&FBovespa Corporate Governance Guidance Level 1. [3]

[3] Attention is made that the Guidance Level 1 established a period of three years for the market to adapt its bylaws for this requirement :  “10.5 – Transitory Dispositions for Companies Already Listed. Companies that have already shares issued under negotiations at Level 1 of Corporate Governance at the date of this Guidance enters into full force, May 10, 2011, have the period of three years, starting from the date hereto,  to adapt its bylaws and to fulfill the provisions set forth on items 4.3 and 4.5 of the Guidance.”

(d)   Reduction of Maximum number for members of Board of Directors: Amendment of Article 13th to establish that the Board of Directors shall be composed for, at top, 12 members. The management of the Company understands that there is not necessary to keep and Board that may maintain 18 members.

(e)   Vacancy at a chair of Company’s Board of Director Member: For purposes to better celebrity and best operational of Company’s bodies, we propose to amend Article 13th, sole paragraph, in order to establish that in the event of vacancy of a board member, the Board itself shall be able to elect a substitute until the termination of the remaining mandate period. The hypothesis of temporary absence or impeachment of board members are now established at Article 16, second paragraph, for purposes to improve the provisions of Company’s Bylaws.

(f)    Absence or impeachment of the Board of Directors’ Chairman: Amendment of Article 14, sole paragraph, for the event of absence or impeachment of the Board of Directors’ Chairman, he may be substituted by the Board’s Vice-Chairman. The amendment’s grounds seek to improve the substitution process.

(g)   Summoning of Board of Directors Meetings: Amendment of Article 15, first paragraph, in order to establish the meeting shall be always summoned by the Chairman, in compliance with best organization of meetings’ functioning. Additionally, and for the same purpose, we propose to amend the second paragraph o the same provision for purposes of: (i) the summoning may be by electronic means; (ii) exclusion the requirement of 3 days window between first and second summoning. Lastly, we propose the amendment of the third paragraph of the same provision, establishing half of Board’s members as a minimum quorum required to hold a Board’s meeting, in first summoning, and any number at second summoning.

(h)   Chairmanship of Board of Directors Meeting: Amendment of Article 16 in order to establish that the vice-chairman may preside board meetings in the absence of the chairman.

(i)    Choice of Independent Auditors: Amendment of Article 18, Item “g”, so the Board of Directors, under its powers to choose the independent auditors, may observe the recommendation of the Audit Committee.

(j)    Matters subject to approval of Board of Directors: In compliance with the proposal to amend article 9th, hereon detailed on item “a”, we propose the amendment of article 18, item “n”, “o” and “p” in order to reflect the cap value for those items (in connection with US Dollars equivalent to Brazilian Reais / percentage of net asset) in order to empower the Board of Directors, and not the General Meeting anymore, to approve: (i) the acquisition, sale, disposal or creation of any lien on any asset, (ii) any financial arrangement; (iii) the joint venture of the Company with third parties involving investment of determined matters. Under the terms of the management proposal, such provisions, as mentioned on item “b” of this report, would be excluded from the list of competences of General Meetings to ensure celerity at Company’s business operational by its management.

(k)   Deliberations in connection with controlled companies or invested companies: Insertion of provision (article 18, first paragraph), in order to extend the powers of the board of directors to those provisions set forth on items “n”, “o” and “p”, of article 18 to also comprehend controlled companies and invested companies. Hence, the Board of Director will be empowered to provide guidance of vote of the elected managers or indicated by the Company to hold chairs at board of directors or board of officers of such controlled companies or invested companies.

(l)    Policy for Transactions with Related Parties: Insertion of second paragraph in order to establish the Board of Directors approved a Policy for Transactions with Related Parties, in compliance with the best rank of corporate governance. Hence, it was removed the item “q” of Article 18 and item “XII” of article 9ª which brought the competence for the Board of Directors and General Meeting to approve any proposal reffered to undertaking any agreement or settlement between the company and any related party, excluded those accomplished under Company’s ordinary business. [4]

(m) Number of members for the Audit Committee: Amendment of Article 19 in order to settle the Committee to have, at least, 3 and, at top, 5 members, for purposes to best suit the operational of Company’s auxiliary bodies.

(n)   Mandate of the Members of the Audit Committee: Amendment of Article 20 in order to settle a mandate of two years for members of Audit Committee, lining up with the mandate of members of Company’s Board of Directors and Board of Officers.

(o)   Operational of Audit Committee in the event of summoning the Fiscal Council: As per the relevance of the powers given to Audit Committee at Company’s management auxiliary body, we propose to amend Article 21 for, in the event of summoned Fiscal Council, the Audit Committee shall preserve its powers, observed the competence established for Fiscal Council.

(p)   Exclusion the definition of Special Committees: Amendment of Article 22 in order to allow the Board of Directors to establish special committees with more flexibility, under the best interest of the Company to help its management and in compliance with the best practice of corporate governance.

[4] http://www.gpari.com.br/download_arquivos.asp?id_arquivo=DCC22E58-BD7A-4B61-BDD8-332B4C8E19A7

(q)   Amendment of the rules in connection with Board of Officers operational: Amendment of Article 23 in order to establish that, within its members, one member shall be appointed to be the CEO, other shall be appointed to be the Investor Relations Officer, and further shall be indicated to be Vice Presidents. Amendment of Article 27, item “c”, in order to exclude the mandatory chairmanship of the CEO at board of officers meetings. Amendment of Article 29, in order to establish that the Company may be represented jointly by two of any of the officers. These amendments were proposed to improve internal rules of Company’s management operational, in compliance with the best practices of corporate governance and celerity.

.

EXHIBIT III

COMPARATIVE FRAME

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
Bylaws of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Company	Bylaws of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Company	Bylaws of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Company	No further amendments

ARTICLE 1- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

ARTICLE 1- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO(“Company”)is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Merely redaction adjustment

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Sole Paragraph –Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

Sole Paragraph –Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

Sole Paragraph –Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

No further amendments

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

No further amendments

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	No further amendments
a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	No further amendments
b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	No further amendments
c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	No further amendments

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

No further amendments.

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

No further amendments.
f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	No further amendments.
g) rental of any recorded media;	g) rental of any recorded media;	g) rental of any recorded media;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	No further amendments.

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

No further amendments.

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

No further amendments.
k) provision of data processing services;	k) provision of data processing services;	k) provision of data processing services;	No further amendments.

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
m) utilization of sanitary products and related products;	m) utilization of sanitary products and related products;	m) utilization of sanitary products and related products;	No further amendments.

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

No further amendments.
o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	No further amendments.
p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	No further amendments.
q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	No further amendments.
r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;	s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;	s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;	No further amendments.
t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	No further amendments.
u) leasing and subleasing of its own or third-party furnishings;	u) leasing and subleasing of its own or third-party furnishings;	u) leasing and subleasing of its own or third-party furnishings;	No further amendments.
v) provision of management services;	v) provision of management services;	v) provision of management services;	No further amendments.

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

No further amendments.
No Preceding Minutes	x)Agency, brokerage or intermediation of coupons and tickets; and	x) Agency, brokerage or intermediation of coupons and tickets; and	Insertion of secondary activity executed by the Company in order to obtain public registry at Public Body (the City Hall of São Paulo).

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
No Preceding Minutes

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general.

Insertion of secondary activity executed by the Company in order to obtain public registry at Public Body (the City Hall of São Paulo).
Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not so merely as a favor.	Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.	Second Paragraph -The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.	Merely redaction adjustment
ARTICLE 3 - The Company’s term of duration shall be indefinite.	ARTICLE 3 - The Company’s term of duration shall be indefinite.	ARTICLE 3 - The Company’s term of duration shall be indefinite.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred nine million, hundred thousand, hundred and Brazilian Reais and cents R$ , fully paid in and divided into two hundred million, hundred three , hundred and shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one 99,679,851 are common shares and one hundred sixty f million, thousand, hundred and two 16,, are preferred shares.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred seventy nine million, eight hundred eighty two thousand, three hundred and eighty Brazilian Reais and eighty five cents R$ 6,779,882,380.85, fully paid in and divided into two hundred sixty four million, nine hundred twenty three thousand, four hundred and twenty three 264,923,423 shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one 99,679,851 are common shares and one hundred sixty five million, two hundred forty three thousand, five hundred and seventy two 165,243,572 are preferred shares.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred seventy nine million, eight hundred eightytwo thousand, three hundred and eighty Brazilian Reais and eighty fivecents R$ 6,779,882,380.85, fully paid in and divided into two hundred sixty fourmillion, nine hundred twenty three thousand, four hundred and twenty three264,923,423 shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one 99,679,851 are common shares and one hundred sixty five million, two hundredforty threethousand, fivehundred and seventy two 165,243,572 are preferred shares.

Item updated, in order to represent the current Company’s Capital, raised due issuance of preferred stocks by means of the exercise of Company’s Stock Option Plan, approved by the Board of Directors Meetings, observed Company’s authorized capital

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its owner to one vote at the General Shareholders' Meetings.	First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.	First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its ~~owner~~holder to one vote at the General Shareholders' Meetings.	Merely redaction adjustment

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

No further amendments.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

No further amendments.

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

No further amendments.
First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	No further amendments.
a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	No further amendments.
c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	No further amendments.

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
Second Paragraph - The preferred shares shall have no voting rights.	Second Paragraph - The preferred shares shall have no voting rights.	Second Paragraph - The preferred shares shall have no voting rights.	No further amendments.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

No further amendments

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

No further amendments

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	No further amendments

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

No further amendments

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

No further amendments

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

No further amendments

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, shareholders may attend in person or appoint and constitute their representatives as per dispositions of the Law, in order to deliberate matters that interest the Company

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, shareholders may attend in person or appoint and constitute their representatives as per dispositions of the Law, in order to deliberate matters that interest the Company

CHAPTER III
GENERAL SHAREHOLDERS MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, shareholders may attend in person or appoint and constitute their representatives as per dispositions of the Law, in order to deliberate matters that interest the Company

Merely redaction adjustment (Correction of the word “Meeting” in Portuguese, previously written wrong, due new grammar rules)

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 9 – The General Shareholders' Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

ARTICLE 9 – The General Shareholders' Meeting shall be called, instated and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or , in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

ARTICLE 9 – The General Shareholders' Meeting shall be called, instated and chaired by the Board of Directors Chairman, in his absence, by the ~~Chief Executive Officer and~~Board of Directors Vice-Chairman or , in his absence, by an Officer appointed by the Board of Directors Chairman~~. The General Meeting shall be called by the Board of Directors Chairman~~and shall have the following attributions:

Item changed for purposes of in the occurrence of absence of the chairman of the Board of Directors, the General Meetings may be, firstly, by the Vice-Chairman of the Board of Directors, and, on its absence, by any further officer appointed by the Chairman of the Board of Director.

I. the amendment to the Company's Bylaws;	I. the amendment to the Company's Bylaws;	I. the amendment to the Company's Bylaws;	No further amendments
II. the appointment and removal of members of the Company's Board of Directors at any time;	II. the appointment and removal of members of the Company's Board of Directors at any time;	II. the appointment and removal of members of the Company's Board of Directors at any time;	No further amendments.
III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;	III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;	III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;	No further amendments.
IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and~~/or~~ any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and~~/or~~ any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and~~/or~~ any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

No further amendments.
VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

No further amendments.
VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	No further amendments.
IX. the approval of the accounts of the liquidator(s);	IX. the approval of the accounts of the liquidator(s);	IX. the approval of the accounts of the liquidator(s);	No further amendments.
X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	No further amendments.
XI. the approval or the amendment of the annual operating plan;	XI. the approval or the amendment of the annual operating plan; and	XI. the approval or the amendment of the annual operating plan; and	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

XII. the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

No preceding redaction

XII. ~~the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);~~

In compliance with best practices of corporate governance, the Company shall now deal agreements with related parties under the terms of a specific policy for such matter approved by the Board of Directors

XIII. the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

No preceding redaction

~~XIII. the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;~~

Amendment proposed for purposes to preserve the celerity of Company’s business, In compliance with best corporate governance policy. Such item was replaced to be scrutinized by the Board of Directors.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
XIV. the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;	No preceding redaction	~~XIV. Deliberar sobre pedido de falência ou de recuperação da Sociedade, nos termos da legislação aplicável;~~	This item is subject to the applicable law.
XV. the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;.	XII. the approval of any delisting of shares of the Company for trading on stock exchanges	XII ~~XV.~~ the approval of any delisting of shares of the Company for trading on stock exchanges~~or filing for new listings;~~.

As per eventual filing for issuance of of shares of the Company at Brazilian Stock Market (BM&FBovespa) is not subject to general meeting approval, under the terms of applicable law, this matter would quit from general meeting scrutiny, in order to ensure more efficiency for the business of the Company and fast-moving the execution of its projects. Notwithstanding, it remains the power to delist the shares of Company at Brazilian Stock Market for the general meeting.

XVI. the approval of any change in the Company's dividend policy;	No preceding redaction	~~XVI. the approval of any change in the Company's dividend policy;~~	Item reallocated

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

XVII. the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

No preceding redaction

~~XVII. the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and~~

Amendment proposed for purposes to preserve the celerity of Company’s business, In compliance with best corporate governance policy. Such item was replaced to be scrutinized/approved by the Board of Directors.

XVIII. the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

No preceding redaction

~~XVIII. the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.~~

Amendment proposed for purposes to preserve the celerity of Company’s business, In compliance with best corporate governance policy. Such item was replaced to be scrutinized/approved by the Board of Directors.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

No further amendments.
ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.	No further amendments.
Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	No further amendments.
CHAPTER IV MANAGEMENT ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.	CHAPTER IV MANAGEMENT ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.	CHAPTER IV MANAGEMENT ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to three (3) years, reelection being permitted.	First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to two (2) years, reelection being permitted.	First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to ~~three~~two (~~3~~2) years, reelection being permitted.	BM&FBovespa Corporate Governance Level 1 enforces 2 (two) years top for Board of Director’s members mandate.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

No further amendments.
Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

No further amendments.
Section I Board of Directors ARTICLE13-The Board of Directors shall consist of at least three (3) and no more than eighteen(18) members, elected and removed by the General Shareholders' Meeting.	Section I Board of Directors ARTICLE13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Section I

Board of Directors

ARTICLE13-The Board of Directors shall consist of at least three (3) and no more than ~~eighteen(18)~~twelve (12) members, elected and removed by the General Shareholders' Meeting.

Reduction of mandatory number of members for Company’s Board of Directors due no legal requirement for 18 (eighteen) members, and under Company’s best interest.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within fifteen (15) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

Sole Paragraph - Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

Sole Paragraph - ~~Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced.~~ In the event of permanent vacancy of a Director´s office, the ~~Chairman shall call a General Shareholders’ Meeting within fifteen (15) days from the date of the occurrence of vacancy~~Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

In order to maintain the celerity and best operation of Company’s bodies, in the event of any Board member vacancy, the board of directors itself could elect its substitute for the remaining mandate.

Furthermore, the redaction highlighted in green would be reallocated to Article 16, Second Paragraph, for the best Company’s Bylaws organization.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.	ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.	ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.	No further amendments.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors, being that the one in replacement shall perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by ~~another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by~~ the Vice-Chairman of the Board of Directors~~, being that the one in replacement shall perform the Chairman’s duties~~. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

In the event of absence of Board of Directos’ Chairman, he would be substituted by the Vice-Chairman. This amendment is based on the functioning of substitution’s proceedings.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 15 - The Board of Directors shall ordinarily meet at least ~~five~~  times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six  times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least ~~five~~six  times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Amendment in order to suit the frequency of Board of Director’s meetings to the best interest of the Company, in compliance with best practice of corporate governance.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within five (5) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. ~~Failure by the Chairman to call any meeting within five (5) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.~~

Amendment in order to establish the Chairman to summon all board meetings, in compliance with best organization and functioning of board’s meetings.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex facsimile or letter, with at least seven (7) days in advance, including a detailed agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call, a three (3) business days term between such dates must be observed. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Second Paragraph – The calls for the meetings of the Board of Directors shall be by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made ~~in writing, either~~ by ~~telex~~electronic means, facsimile or letter, with at least seven (7) days in advance, including ~~a detailed~~the  agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call~~, a three (3) business days term between such dates must be observed~~. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal ~~at the Company’s head office~~. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Amendment for purposes to maximize Board meetings’ organization (i) the summoning may be by electronic means; (ii) exclusion the requirement of 3 days window between first and second summoning.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Third Paragraph – The presence of at least ten (10) members of the Board of Directors, shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of at least eight (8) members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented in accordance with the sole paragraph of articles 13 and 14 above.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these By-laws.

Third Paragraph – The presence of at least ~~ten (10) members~~half  of the Board of Directors~~,~~  members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of ~~at least eight (8)~~any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented ~~in accordance with the sole paragraph of articles 13 and 14 above~~as authorized by these By-laws.

Amendment proposed to change the minimum quorum to be half of the numbers of members of the Board of Directors, at first summoning, and any number, at second summoning, for purposes to simplify and maximize the operational of Company’s management.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence by he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence ~~by he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment~~, he shall be replaced by the Vice-Chairman of the Board of Directors.

Amendment in order to allow the Vice-Chairman, at Chairman’s absence, to preside Board of Directors’ meetings, for purposes to simplify and maximize the operational of Company’s management.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

~~Sole~~First  Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Merely redaction adjustment

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
No preceding redaction

Second Paragraph - In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

Parágrafo Segundo - No caso de ausência ou impedimento temporário de qualquer conselheiro, o conselheiro ausente poderá indicar, por escrito, dentre os demais membros do Conselho de Administração, aquele que o substituirá. Nessa hipótese, o conselheiro que estiver substituindo o conselheiro temporariamente ausente ou impedido, além de seu próprio voto, expressará o voto do conselheiro substituído.

Amendment for best organization of the provisions brought by Company’s Bylaws.

ARTICLE 17 - The Board of Directors shall follow its Internal Regulations, to be approved by the majority of its members, and have an Executive Secretary, appointed by majority of the Directors, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 - The Board of Directors shall ~~follow~~approve  its Internal Regulations~~, to be approved by the majority of its members, and have~~ and appoint an Executive Secretary~~, appointed by majority of the Directors~~, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

Amendment to adjust the rules for approval of Internal Regimen and election of Executive Secretary, pursuing best simplicity and efficiency on the operational of proceedings accomplish by Company’s management.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
a) set forth the general guidelines of the Company's business;	a) set forth the general guidelines of the Company's business;	a) set forth the general guidelines of the Company's business;	No further amendments.
b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	No further amendments.

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

No further amendments.
d) call the General Shareholders' Meeting;	d) call the General Shareholders' Meeting;	d) call the General Shareholders' Meeting;	No further amendments.
e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	No further amendments.
f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
g) appoint and remove the independent public accountants,	g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;	g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;	In compliance with best corporate governance practices, the management hereby proposes that The Board of Directors observe the recommendation of the Audit Committee to choose the independent auditors.
h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	No further amendments.
i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	No further amendments.

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

No further amendments.

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

No further amendments.

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet whichever is greater;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. ~~Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S.~~ Dollars) or in excess of an amount equal to 1% (one percent) ~~and up to 6% (six percent)~~ of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

As per the termination of the shareholders agreement of Wilkes Participações S.A. and for purposes to speed-up the Company’s business operation, the management hereby proposes to exclude the top value and to maintain only the minimum value in order to such matter be under the scrutiny/approval of the Board of Directors.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) and up to two (2) times EBITDA of the preceding twelve (12) months;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) ~~and up to two (2) times~~of  EBITDA of the preceding twelve (12) months; and

As per the termination of the shareholders agreement of Wilkes Participações S.A. and for purposes to speed-up the Company’s business operation, the management hereby proposes to exclude the top value and to maintain only the minimum value in order to such matter be under the scrutiny/approval of the Board of Directors.

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) up to 6 (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet the higher to be submitted to the General Shareholders’ Meetings; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to 1% (one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year ~~up to~~. in excess of the amount in Reais equivalent to US$~~100,000,000.00 (one hundred~~20,000,000.00  (twenty million U.S. Dollars) or ~~up to~~in excess of an amount equal to ~~6~~1% (~~six~~one percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is ~~the higher to be submitted to the General Shareholders’ Meetings; and~~greater;

As per the termination of the shareholders agreement of Wilkes Participações S.A. and for purposes to speed-up the Company’s business operation, the management hereby proposes to exclude the top value and to maintain only the minimum value in order to such matter be under the scrutiny/approval of the Board of Directors

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arm’s length) to be submitted to the General Shareholders’ Meetings.

No preceding redaction

~~q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arm’s length) to be submitted to the General Shareholders’ Meetings.~~

In compliance with better practices of corporate governance, the Company shall now deal agreements with related parties under the terms of a specific policy for such matter approved by the Board of Directors

No preceding redaction	q) have the powers to: approve any change in the Company's dividend policy;	q) have the powers to: approve any change in the Company's dividend policy;

Amendment proposed for purposes to preserve the celerity of Company’s business, In compliance with best corporate governance policy. The Company’s dividend policy shall be scrutinized/approved by the Board of Directors.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
No preceding redaction

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Amendment to include in the competence of Board of Directors the matters brought by items “n”, “o” e “p” of Article 18, and it shall be be valid, as well, within controlled or invested companies.

By this means, the Board of Directors shall provide previous orientation of vote for elected or indicated officers to held chairs on further board of directors or officers of controlled or invested companies in connection with such matters.

No preceding redaction	Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.	Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

In compliance with best practices of corporate governance, the Company shall now deal agreements with related parties under the terms of a specific policy for such matter approved by the Board of Directors

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of three (3) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

This committee may count with three, at least, and five, at top, members, in order to improve the operation of Company’s auxiliary bodies.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

No further amendments.
Second Paragraph - The External Members of the Audit Committee shall	Second Paragraph - The External Members of the Audit Committee shall	Second Paragraph - The External Members of the Audit Committee shall	No further amendments.
a) not be a member of the Board of Directors of the Company or of its controlled companies; and	a) not be a member of the Board of Directors of the Company or of its controlled companies; and	a) not be a member of the Board of Directors of the Company or of its controlled companies; and	No further amendments.

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b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

No further amendments.
ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.	ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.	ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of ~~one~~two (~~1~~2) ~~year~~years, with reelection being permitted for successive terms.	Amendment to Audit Committee members’ mandate for two years, in order to align to Board of Directors members’ mandate and Board of Officers members’ mandate.
First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:	No further amendments.
a) death or resignation;	a) death or resignation;	a) death or resignation;	No further amendments.
b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	No further amendments.
c) a substantiated decision of the Board of Directors.	c) a substantiated decision of the Board of Directors.	c) a substantiated decision of the Board of Directors.	No further amendments.

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Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	No further amendments.
Third Paragraph -The Audit Committee shall:	Third Paragraph -The Audit Committee shall:	Third Paragraph -The Audit Committee shall:	No further amendments.
a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	No further amendments.
b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	No further amendments.
c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	No further amendments.

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d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

No further amendments.

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

No further amendments.
f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	No further amendments.

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ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the ~~Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.~~Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

As per the significance of the competences empowered to Audit Committee, as auxiliary body of Company’s management, and in order to improve Company’s best corporate governance, the article is amended for purposes to, once summoned, the Fiscal Council and Audit Committee may preserve its attributions, under the terms of applicable law regarding Fiscal Council attributions.

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ARTICLE 22 – In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

ARTICLE 22 –The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors..

ARTICLE 22 – ~~In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for~~The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their ~~respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned~~specific areas, in accordance with their internal regulations to be approved by the Board of Directors..

Amendment for purposes to allow the Board of Directors to constitute special committees with more flexibility, in the best interest of the Company, in order to help Company’s management and In compliance with best corporate governance practices.

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First Paragraph - Each Special Committee shall be composed of no less than three (3) and up to five (5) members, for a term of office of three (3) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors among its members provided that one (1) External Member may be elected to each Special Committee. The Board of Directors shall also appoint the Chairman of each Special Committee.

No preceding redaction.

~~First Paragraph - Each Special Committee shall be composed of no less than three (3) and up to five (5) members, for a term of office of three (3) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors among its members provided that one (1) External Member may be elected to each Special Committee. The Board of Directors shall also appoint the Chairman of each Special Committee.~~

Amendment for purposes to allow the Board of Directors to constitute special committees with more flexibility, in the best interest of the Company, in order to help Company’s management and In compliance with best corporate governance practices.

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Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

No preceding redaction.

~~Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.~~

Amendment for purposes to allow the Board of Directors to constitute special committees with more flexibility, in the best interest of the Company, in order to help Company’s management and In compliance with best corporate governance practices.

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Third Paragraph – Each Special Committee shall hold meetings whenever called by its respective Chairman or by the Chairman of the Board of Directors, on his own initiative or per written request of any other member of such Special Committee. Meetings of the Special Committees may be called by any member of the respective Committee whenever the corresponding Chairman does not respond to the request for call presented by said member within three (3) consecutive days counting from the day of receipt of such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.

No preceding redaction.

~~Third Paragraph – Each Special Committee shall hold meetings whenever called by its respective Chairman or by the Chairman of the Board of Directors, on his own initiative or per written request of any other member of such Special Committee. Meetings of the Special Committees may be called by any member of the respective Committee whenever the corresponding Chairman does not respond to the request for call presented by said member within three (3) consecutive days counting from the day of receipt of such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.~~

Amendment for purposes to allow the Board of Directors to constitute special committees with more flexibility, in the best interest of the Company, in order to help Company’s management and In compliance with best corporate governance practices.

~~Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.~~	Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities of the administrators.

~~Fourth Paragraph~~ Sole Paragraph - ~~The duties of each Special Committee~~ The members of the Committees ~~shall be established~~ created by the Board of Directors shall have the same duties and liabilities of the administrators. ~~by the Board of Directors.~~

Amendment for purposes to allow the Board of Directors to constitute special committees with more flexibility, in the best interest of the Company, in order to help Company’s management and In compliance with best corporate governance practices.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being the Chief Executive Officer and the others.

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) ~~being~~as  the Chief Executive Officer ~~and the others~~, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

Amendment for purposes to adjust the board of officers to Company’s reality

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

No further amendments.
First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	No further amendments.

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Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	No further amendments.

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

No further amendments.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

No further amendments.
ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

No further amendments.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

No further amendments.
I - manage the Company’s business and ensure compliance with these bylaws;	I - manage the Company’s business and ensure compliance with these bylaws;	I - manage the Company’s business and ensure compliance with these bylaws;	No further amendments.
II – ensure that the Company’s purpose is carried out;	II – ensure that the Company’s purpose is carried out;	II – ensure that the Company’s purpose is carried out;	No further amendments.

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III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	No further amendments.

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

No further amendments.
V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	No further amendments.
VI – suggest investment and operating plans or programs to the Board of Directors;	VI – suggest investment and operating plans or programs to the Board of Directors;	VI – suggest investment and operating plans or programs to the Board of Directors;	No further amendments.
VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	No further amendments.

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VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and	VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and	VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and	No further amendments.
IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	No further amendments.
ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:	ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:	ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:	No further amendments.
a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	No further amendments.
b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	No further amendments.
c) call, install and preside the meetings of the Executive Officers Committee	c) call and install the meetings of the Executive Officers Committee	c) call~~,~~  and install ~~and preside~~ the meetings of the Executive Officers Committee

Amendment proposes for purposes to any officer may preside the board of officers meetings. Such power may not be exclusive to the chief executive officer, in order to improve meeting’s organization and the operational of the business carried out by Company’s management.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and	d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and	d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and	No further amendments.
e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	No further amendments.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

No further amendments.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, ~~of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors,~~ and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Amendment for purposes to facilitate the process in obtaining Company’s signatories on its business and documents. Company may be represented by means of two officers, acting jointly.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice  of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Merely redaction adjustment.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
Third Paragraph - The Company shall be considered duly represented:	Third Paragraph - The Company shall be considered duly represented:	Third Paragraph - The Company shall be considered duly represented:	No further amendments.
a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;	a) jointly by two Executive Officers	a) jointly by two Executive Officers ~~of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors~~;	Amendment for purposes to facilitate the process in obtaining Company’s signatories on its business and documents. Company may be represented by means of two officers, acting jointly.

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

No further amendments.
c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	No further amendments.
d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
CHAPTER V FISCAL COUNCIL ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.	CHAPTER V FISCAL COUNCIL ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.	CHAPTER V FISCAL COUNCIL ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.	No further amendments.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

No further amendments.
Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	No further amendments.
Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

No further amendments.
First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	No further amendments.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

No further amendments.
Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	No further amendments.
First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	No further amendments.
Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	No further amendments.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

No further amendments.
ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

No further amendments.
ARTICLE 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	ARTICLE 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	ARTICLE 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	No further amendments.
CHAPTER VII PROFIT DESTINATION ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	CHAPTER VII PROFIT DESTINATION ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	CHAPTER VII PROFIT DESTINATION ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	No further amendments.
I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

No further amendments.

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

No further amendments.
IV - the remaining net profits shall have the following destination:	IV - the remaining net profits shall have the following destination:	IV - the remaining net profits shall have the following destination:	No further amendments.
a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects
b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	Merely redaction adjustment (Correction of the word “Meeting” in Portuguese, previously written wrong, due new grammar rules).

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

No further amendments.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

No further amendments.
First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	No further amendments.

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

No further amendments.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

No further amendments.
Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	No further amendments.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

No further amendments.
ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	No further amendments.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

No further amendments.

Current Minutes	Proposed Minutes	Tracked Changes Minutes	Legal and Economic Effects

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

No further amendments.
ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	No further amendments.
ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	No further amendments.

Management Proposal – Election of the Members of the Board of Directors

(Article 10 of CVM Instruction 481/2009)

The management of Companhia Brasileira de Distribuição (“Company”) hereby present, for discussion on the Annual and Special Shareholders Meeting to be held on April 16, 2014, at 10:00am, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, Room 1, at the city and state of São Paulo, a proposal for the election of Members for the Company’s Board of Directors, it is agreed that concerning the new board members, Mrs. Yves Desjacques and Luiz Corrêa do Lago, such election shall be submitted to the appraisal of Company’s Human Resources and Remuneration Committee.

The period of two years for the mandate appointed to Board Members presumes the approval of the proposal for Company’s Bylaws amendments.

In compliance with the provisions of Section 10 of CVM Instruction No. 481/2009, information required in items 12.6 to 12.10 of the Company’s Reference Form (Formulário de Referência) is attached to this proposal in connection with the candidates indicated to be elected as members of the Company’s Board of Directors (Annex I)

Lastly, the management hereby informs that, as per previously published, shall not be possible for shareholders to adopt Multiple Vote Process, once Company’s Controlling Shareholders holds 99,94% of common shares issued by the Company.

Exhibit I - Management Proposal – Election of the Members of the Board of Directors

(Article 10 of CVM Instruction 481/2009)

Information of the candidates for the position of members of the Company’s Board of Directors

Items 12.6 to 12.10 of the Company’s Reference Form

12.6.  In relation to each of the members of management and fiscal council, indicate, in a chart:

(a) Name	Jean-Charles Henri Naouri
(b) Age	64 years old
(c) Profession	Business Manager
(d) CPF or passport number	French Republic Passport Number No. 06AZ68039
(e) Elective Position	Chairman of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Not applicable
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Age	44 years old
(c) Profession	Business manager
(d) CPF or passport number	234.109.258-64
(e) Elective Position	Vice Chairman of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Member of the Finance Committee, Human Resources and Remuneration Committee, and Corporate Governance Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Antoine Marie Remi Lazars Giscard D’Estaing
(b) Age	52 years old
(c) Profession	Business manager
(d) CPF or passport number	French Republic Passport Number No. 06AC13079
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Member of the Finance Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Roberto Oliveira de Lima
(b) Age	62 years old
(c) Profession	Business manager
(d) CPF or passport number	860.196.518-00
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Member of the Sustainable Committee, Human Resources and Remuneration Committee, Corporate Governance Committee and Stock Option Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Luiz Augusto de Castro Neves
(b) Age	70 years old
(c) Profession	Former Diplomat
(d) CPF or passport number	046.432.327-49
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Member of the Sustainable Committee and Corporate Governance Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Eleazar de Carvalho Filho
(b) Age	56 years old
(c) Profession	Economist
(d) CPF or passport number	382.478.107-78
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Member of the Finance Committee and Audit Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Maria Helena dos Santos Fernandes de Santana
(b) Age	54 years old
(c) Profession	Economist
(d) CPF or passport number	036.221.618-50
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Chairman of the Corporate Governance Committee
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Yves Desjacques
(b) Age	46 years old
(c) Profession	Human Resources Officer
(d) CPF or passport number	09AH700733
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Not applicable
(j) Indication wheter appointed by controlling shareholder or not	Yes

(a) Name	Luiz Aranha Corrêa do Lago
(b) Age	63 years old
(c) Profession	Economist
(d) CPF or passport number	375.703.317-53
(e) Elective Position	Member of the Board of Directors
(f) Election date (aimed)	April 16, 2014
(g) Tenure from (aimed)	April 16, 2014
(h) Term of Office	Until the 2016 annual shareholders meeting
(i) Other positions or functions performed in the Company	Not Applicable
(j) Indication wheter appointed by controlling shareholder or not	Yes

12.8. In relation to each member of management and fiscal council, provide

a. Resume

Jean-Charles Henri Naouri

Mr. Jean-Charles Henri Naouri is member of Company’s Board of Directors since 2005. Mr. Naouri is Chairman and Chief Executive Officer of the Casino Group, Rallye and Monoprix chain. Additionally, he is member of the board of directors of Financière Marc de Lacharrière – Fimalac  and member of the Advisory Board of Banque de France. In the past, he acted at French Civil Service for ten years as Chief of Staff of the Ministry of Social Affairs and National Solidarity and the Ministry of the Economy, Finance and Budget. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, and in public finances from Harvard.

Arnaud Daniel Charles Walter Joachim Strasser

Mr. Arnaud Strasser has been the vice-chairman of our board of directors since 2012 and a member of the board of directors since 2010. Mr. Strasser has worked for the Casino Group since 2007 and was the development and equity interests officer, having previously been responsible for the international development department and was an advisor to the presidency. Mr. Strasser worked in the Cabinet of the Prime Minister of France in 2005 as Mission Head, and in the Cabinet of Renaud Dutreil, French Minister of Companies and Trade, from 2005 to 2007, as special advisor. He was also a member of the board of directors of Almacenes Exito (Colombia) and Big C (Thailand), as well as a member of the executive committee of the Casino Group (France).

Antoine Marie Remi Lazars Giscard D’Estaing

Mr. Antoine Marie Remi Lazars Giscard D’Estaing has been a member of our board of directors since 2009. Mr. D’Estaing is member of the executive Committee of Casio Group, officer of Casino Group, representantive of Casino Group on Mercialys’ Board of Directors, member of investments committee of Mercialys and member of NRJ Group’s Board of Directors, and more recently, partner at Bain & Company. Mr. D’Estaing holds a degree in administration from the HEC Business School and the École Nationale d’Administration.

Roberto Oliveira de Lima

Roberto Oliveira de Lima is member of the Board of Directors of Telefonica Brasil S.A., and held several executive positions on Grupo Vivo, was CEO of Tele Sudeste Celular Participações S.A., of Tele Leste Celular Participações S.A. and of Celular CRT Participações S.A. until Februay 2006 and Telemig Celular Participações S.A. until November of 2009 and executive officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda., until November of 2009. Furthermore, is a member of the board of directors of Edenred Sarl, headquartered at Paris, France. Mr. Roberto Oliveira was President of the Board of Directors of Grupo Credicard from 1999 to 2005 and CEO of Banco Credicard S.A. from 2002 to 2005. Moreover, held executive positions on Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Global S.A. Graduated at business school and have MBA from Fundação Getulio Vargas, Brasil. Hold a master degree in Finance and Strategic Planning from Institute Superieur des Affaires, Jouy in Josas, França.

Luiz Augusto de Castro Neves

Mr. Luiz Augusto de Castro Neves was career diplomat, who joined to the Diplomatic Service of Brazil in March 1967. He served as Ambassador of Brazil in Paraguay (2000-2004), China (2004-2008) and Japan (2008-2010), at the same time, he was Ambassador of Brazil in Mongolia and Democratic People's Republic of Korea. He was also Chairman of Itaipu Binacional. He was ínterim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency. He is currently founding partner of CN Estudo e Projetos Ltda. e president of the Brazilian Center of Foreign Affairs (“Centro Brasileiro de Relações Internacionais”). He graduated in Economic Sciences from UFRJ and in Diplomacy from Instituto Rio-Branco of the Ministry of Foreign Affairs (“Ministério das Relações Exteriores”); holds a master’s degree in Economic Sciences from University of London. He is also teacher in Economic Sciences of Instituto Rio-Branco and in Foreign Economic Relations of Brasília College (“Universidade de Brasília”), and he is also member of the Technical Board of the National Commerce Confederation .

Eleazar de Carvalho Filho

Mr. Eleazar de Carvalho Filho has been member of our Board of Directors since 2012. He was the Chief Executive Officer of Unibanco Banco de Investimentos, of Banco Nacional de Desenvolvimento Econômico e Social (BNDES), of Banco UBS – Brasil, Chairman of BHP Billiton – Brasil and he was member of the board of directors of Petrobras, Eletrobrás, Vale, Tele Norte Leste Participações, Alpargatas, Rossi Residencial, Varig, Santista Têxtil and Telemig.  He is currently founding partner of Virtus BR Partners and Iposeira Capital, as well member of the board of directors of FMC Technologies Inc. and of Brookfield Renewable Energy Partners. He holds a master’s degree in foreign affairs from The Johns Hopkins University and graduation in Economic Sciences from New York University.

Maria Helena dos Santos Fernandes Santana

Mrs. Maria Helena S. F. Santana is member of our Board of Directors since 2013. Mrs. Maria Helena is member of board of directors of Totvs S.A. and CPFL Energia S.A., besides, Mrs. Maria Helena is member of the Guardians of IFRS Foundation. Mrs. Santana has previously acted as Chairman of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012. Before being appointed as Chair, was a Commissioner of the CVM from July 2006 to July 2007. Worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006, acting as Head of Listings and Issuer Relations from 2000 to 2006, being responsible for the supervision of listed companies and to attract new companies to the stock exchange. Was involved with the creation of the Novo Mercado. Was Vice-Chairman of the IBGC – Brazilian Institute of Corporate Governance, from 2004 to 2006. Was Chairman of the Executive Committee of IOSCO – International Organization of Securities Commissions between 2011 and 2012. Mrs. Maria Helena is member of Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000.

Yves Desjacques

Yves Desjacques has a Master's Degree in International Human Resources Management from the University of Paris II (1992), where he specialized in labor law, corporate relations and human resources. He began his career in June 1992 as a Human Resources Officer with Commercial Union Assurances, then joined Generali Assurances in 1994 where he served as Human Resources Manager for France Assurances (1994-1997), Vice President of Human Resources for Generali (1997-2001), and Vice President of Human Resources for Shared Corporate Functions (1998-2001). In 2001, he was appointed Vice-President of Human Resources and member of the Executive Committee of Védior France. He was appointed Executive Vice-President of Human Resources of Casino Group in 2007. Mr. Desjacques also serves as board member of the retailer Exito, affiliate of Casino in Colombia, and as a member of the Appointments and Remuneration Committee of Mercialys, real estate affiliate of Casino in France. Since 2007, he has been Chairman of the French Equal Opportunity in Education Association.

Luiz Aranha Corrêa do Lago

Mr. Luiz Aranha Corrêa do Lago holds a degree in Economics Science from Universidade Federal do Rio de Janeiro (1971); holds a Master of Arts (Economics) from Duke University, Durham, North Carolina, USA (1973); and holds Master of Arts (Economics), Harvard University, Cambridge, Massachusetts, USA (1975); Additionally, Mr. Luiz Aranha Corrêa do Lago holds a Doctorate degree – Ph.D. in Economics from Harvard University, Cambridge, Massachusetts, USA (1978). He also teached at Economics Sciences Department of Pontifícia Universidade Católica from Rio de Janeiro, as a Planning and Economic Consultant of Grupo Lorentzen and member of the board of directors of Lorentzen Empreendimentos S.A. March 1985 to May of 1987 he acted as Economic Consultant of Associação Nacional dos Bancos de Investimento (ANBID). Worked as Technical Director of Primus Corretora de Valores e Câmbios S/A, (1986-1987), worked as Officer from stock market of Banco Central do Brasil (1987-1988). He also worked as Planning Officer of Lorentzen Empreendimentos S.A. (1988-2006). He was member of board of directors of Aracruz Celulose S.A., as effective member or substitute member (1988-2008), and member of board of directors of Veracel S.A. (2006-2008). Mr. Luiz Aranha Corrêa do Lago was officer and member of the board of directors of Arapar S.A. (1988-2009). From 1988 to 2010, he was member of the board of directors of Companhia de Navegação Norsul. He also worked as Economist of IBRE - Brazilian Institute of Economy (1978-1986) and as chief of CEMEI - Center for Monetary Studies and International Economics (1981-1986). From 1979-1995 he was an Associate Professor of Department of Economics of Pontifícia Universidade Católica from Rio de Janeiro and Full Professor of same department since October 1995.

b.         Description of any of the following events which have occurred in the previous 5 years: (i) any criminal conviction; (ii) any conviction within an administrative proceeding conducted by CVM and the penalties applied; and (iii) any conviction not subject to appeal, judicial or administrative, which has suspended or forbidden the performance of any professional or commercial activity.

Mrs. Srs Jean-Charles Henri Naouri ; Arnaud D. C. W. J. Strasser; Antoine Marie Remi Lazars G. D’Estaing; Roberto Oliveira de Lima; Luiz Augusto de Castro Neves; Eleazar de Carvalho Filho Maria Helena dos Santos Fernandes Santana; Yves Desjacques; and Luiz Aranha Corrêa do Lago; have nothing to declare and are not subject to any of the possibilities listed in this item.

12.9. Provide information on marital relationship, civil partnership or family connection (up to second degree) among: (a) the Company’s managers; (b) (i) the Company’s managers and (ii) managers of companies directly or indirectly controlled by the Company; (c) (i) managers of companies directly or indirectly controlled by the Company and (ii) the Company’s direct or indirect controlling persons or companies; and (d) (i) the Company’s managers and (ii) managers of the Company’s direct or indirect controlling companies.

Mrs. Jean-Charles Henri Naouri ; Arnaud D. C. W. J. Strasser; Antoine Marie Remi Lazars G. D’Estaing; Roberto Oliveira de Lima; Luiz Augusto de Castro Neves; Eleazar de Carvalho Filho Maria Helena dos Santos Fernandes Santana; Yves Desjacques; and Luiz Aranha Corrêa do Lago; have nothing to declare and are not subject to any of the possibilities listed in this item.

12.10. Provide information on subordination relationship, rendering of services or controlling relationships existing in the last 3 fiscal years, between management members and (a) companies directly or indirectly controlled by the Company; (b) the Company’s direct or indirect controlling persons or companies; and (c) where relevant, supplier, client, borrower or creditor of the Company, of companies controlled by the Company, of the Company’s controlling persons or companies and of companies controlled by any of such persons or companies

Mr. Jean-Charles Henri Naouri is currently chairman of the board of directors and CEO of Casino Group and member of the Board of Directors of Wilkes Participações S.A., Casino controlled company and our controlling company.

Mr. Arnaud Strasser is member of Executive Committee and holds a chair of officer for development and participations of Casino Guichard-Perrachon, french company that indirectly controls the Company. He s also member of the Board of Directors of Wilkes Participações S.A., our controlling company.

Mr. Antoine Marie Remi Lazars Giscard D’Estaing has nothing to declare and is not subject to any of the possibilities listed in this item.

Mr. Roberto Oliveira de Lima has nothing to declare and is not subject to any of the possibilities listed in this item.

Mr. Luiz Augusto de Castro Neves has nothing to declare and is not subject to any of the possibilities listed in this item.

Mr. Eleazar de Carvalho Filho has nothing to declare and is not subject to any of the possibilities listed in this item.

Mrs.  Maria Helena S. F. Santana has nothing to declare and is not subject to any of the possibilities listed in this item.

Mr. Yves Desjacques is currently member of our Board of Directors and holds a chair of Human Resources Officer for Casino Group, our indirectly controller;

Mr. Luiz Aranha Corrêa do Lago has nothing to declare and is not subject to any of the possibilities listed in this item

Management Proposal – Ratification of the Acquisition of Control of Nova Pontocom Comércio Eletrônico S.A. (Art. 256 of Law 6.404/76)

Dear Shareholders: the Administration of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to Shareholders, for consideration in the Annual and Special Shareholders’ Meeting to be held April 16, 2014

(i) the ratification, under the terms of art. 256 of Law 6.404/76, of the acquisition of the shares issued Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) by the Company, a subsidiary of the Company, by means of which the Company and its controlled entity Via Varejo S.A. (“Via Varejo”) together came to hold 95,96% of the capital stock of Nova Pontocom, remaining 4,04% held by minor shareholders (the “Acquisition”);

(ii) the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), as the specialized company to proceed with the appraisal of the shares of Nova Pontocom, in relation to the Acquisition, for the purposes contemplated in art. 256 of Law 6.404/76; and

(iii) the approval of the appraisal report prepared by PwC, under the terms of §1 of art. 256 of Law 6.404/76 (the “Appraisal Report”)

The information with respect to PwC, in conformity with the provision in Annex 21 of CVM Instruction 481/2009, is attached to this proposal as Annex I and the information set forth on Annex 19 of CVM Instruction 481/2009, are attached to the present proposal as Exhibit II.

It should be noted that the terms and conditions of the Acquisition have already been presented to Shareholders through the Material Event Notice published on October 17, 2013, by means of which the Management of the Company ensured the refereed acquisition would be further subject to ratification by its shareholders by means of General Meeting, in compliance with applicable law.

In addition, it should be noted that, under the terms of article 137 of Law 6.404/76, the dissident shareholder right to withdrawal is not applicable, once the liquidity and dispersion criteria for the Company’s preferred shares are met.

The Acquisition Agreement  and the Appraisal Report for purposes of the Acquisition are available to Shareholders at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, nº 3.142, in the Capital of the State of São Paulo. The last one is also available on the website of Investor Relations of the Company (www.gpari.com.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the Comissão de Valores Mobiliários (www.cvm.gov.br).

São Paulo, March 5, 2014.

BOARD OF OFFICERS

Exhibit I to the Management Proposal – Ratification of the Acquisition of Control of Nova Pontocom Comércio Eletrônico S.A. (Art. 256 of Law 6.404/76)

(Annex 21 of ICVM 481/2009 – Information on Appraisers)

1.         List the appraisers recommended by the administration

The Administration of the Company recommends approval of the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), which prepared the appraisal report of Nova Pontocom Comércio Eletrônico S/A (“Nova Pontocom”), for the purposes of art. 256 of Law 6.404/76, in the context of the acquisition of participation of Nova Pontocom by the Company.

2.         Describe the capacity of the recommended appraisers

The appraiser recommended by the Company’s Administration has renowned experience for purposes of preparing the appraisal report in question, as can be seen on its website (www.pwc.com.br).

3.         Furnish a copy of the proposed work and compensation of the recommended appraisers

The remuneration of the appraiser recommended by the Company’s Administration to prepare the appraisal report in question will be R$ 320,000.00 (three hundred and twenty thousand reais), in which R$ 30.000,00 (thirty thousand Reais), shall be paid by the Company and R$ 290,000.00 (two hundred ninety thousand dollars) shall be paid by its subsidiary Via Varejo S/A, under the terms of the work proposals presented to the Company’s Administration and available to Shareholders at the Company’s headquarters.

4.         Describe any material relationship existing in the last 3 (three) years among the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with these matters

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. provides corporate and tax consulting services to Diniz Group.

Exhibit II to the Management Proposal – To Ratify the Acquisition of nova pontocom comércio eletrônico s.a. (Art. 256, of Law 6404/76)

(Annex 19 of ICVM 481/2009 – Acquisition of Control)

1.    Describe the transaction

Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Via Varejo”) have agreed, on October 17, 2013, on the purchase and sale of shares issued by Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), whereby CBD acquired shares owned by Via Varejo representing 6.20% of the company capital for the sum of eighty million Brazilian reals (R$ 80,000,000.00) (“Acquisition”). As a consequence of these transactions, the company capital of Nova Pontocom became composed as follows: CBD owns 52.3%, Via Varejo owns 44.1%, and a remaining balance of 3.6% is owned by minority shareholders.

Following that, in order to reflect the new governance structure of Nova Pontocom and to promote greater convergence of interests between the parties, (i) a new Shareholders’ Agreement was executed for Nova Pontocom, providing for new corporate governance parameters to be adopted by Nova Pontocom, in addition to mutual property rights and obligations among all of its shareholders, and (ii) an Operating Agreement was executed between CBD, Via Varejo and Nova Pontocom, to set the terms and conditions that will govern the relationship between the parties in developing their activities, intended for a greater synergies-capturing procedure and also to strengthen the multi-channeled strategy between physical stores and the e-commerce businesses, so as to maximize value for the shareholders of the companies involved.

2.    Inform the reason, either under the company bylaws or the applicable laws, for which the business was submitted to approval by the shareholders’ meeting

The Acquisition is submitted to ratification at a CBD shareholders’ meeting under Art. 256 of Law 6406/76 due it is a significant Company´s investment and the amount paid on acquisition of Nova Pontocom is 48 (forty eight) times higher than the annual net income per share.

3.    In respect of the company whose control was or will be acquired:

a.   Inform the name and identification details

Nova Pontocom Comércio Eletrônico S.A. is a Brazilian Corporation enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 09.358.108/0001-25, headquartered in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1.609/1617, 7º andar [floor], Vila Olímpia.

b.   Number of shares or capital units of each class or type that were issued

The company capital of Nova Pontocom is divided into sixty million, six hundred ninety-two thousand, eight hundred thirty-eight (60,692,838) common, registered and no par shares.

c.   List all of the controlling owners or members, either direct or indirect, of the controlling block, and their respective interests in the company capital, if they are related parties, as defined by the applicable accounting rules.

At the time of the Acquisition, Via Varejo held the direct control of Nova Pontocom, with 50.1% of its capital.

d.   For each class or type of the company’s shares or capital units whose control will be acquired, please inform:

i.    Minimum, medium and maximum price in each year, in the markets where they are traded, for the last three (3) years

Nova Pontocom is a closely-held corporation; accordingly, its shares have no market-trading background.

ii.   Minimum, medium and maximum price in each quarter, in the markets where they are traded, for the last two (2) years

Nova Pontocom is a closely-held corporation; accordingly, its shares have no market-trading background.

iii.  Minimum, medium and maximum price in each month, in the markets where they are traded, for the, for the last six (6) months

Nova Pontocom is a closely-held corporation; accordingly, its shares have no market-trading background.

iv.  Medium price in the markets where they are traded, for the last ninety (90) days

Nova Pontocom is a closely-held corporation; accordingly, its shares have no market-trading background.

v.   Net equity value at market prices, if this information is available

This information is not available, since others criteria contained on Article 256 had been achieved and there is no possibility for the exert if appraisal rights by minority shareholders.

vi.  Amount of the annual net income for the last two (2) fiscal years, adjusted for inflation

	Net Income per Share (on Millions of Brazilian Reais)
	Fiscal Year ended at December 31
Number of shares	2012	2013
60,692,838	2,905	(27,902)

Total	2,905	(27,902)

Fiscal Year ended at December 31	Annual net income (on Millions of Brazilian Reais)
2011	27
2012	3
2013	28

4.    Major terms and conditions of the transaction, including:

a.     Identification of the sellers

Via Varejo S.A. is a Brazilian publicly-held corporation headquartered in the City of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, nº 83, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 33.041.260/0652-90.

b.   Total number of shares or capital units acquired or to be acquired

The total of shares acquired by CBD is three million, seven hundred sixty-three thousand, eight hundred twelve (3,763,812).

c.   Total price

Eighty million Brazilian reals (R$ 80,000,000.00).

d.   Price per share or capital unit of each type or class

Twenty-one Brazilian reals and twenty-five cents (R$ 21.25)

e.   Payment terms

Payment of the full price will be made upon deposit to a bank account specified by Via Varejo.

f. Condition precedent or condition subsequent to which the transaction is subject

None.

g.   Summary of the sellers’ representations and warranties

Via Varejo represented and warranted that (i) it is fully aware of the transactions subject to the Acquisition and holds full capacity, qualification, powers and was duly assisted by specialized professionals to execute the Acquisition, and to conclude and implement the transactions related thereto; (ii) holds all of the corporate authorizations necessary to execute the Acquisition, as well as powers to enter into and formalize any agreement, instrument or document to be executed as a result of the Acquisition and in order to conclude it; (iii) the Acquisition violates no provision whatsoever of its organizational documents, nor does it breach or conflict with any applicable law; and (iv) the purchase and sale agreement governing the Acquisition (“Agreement”) constitutes a legal, valid and binding obligation of each party, and is enforceable on them under the terms therein stated.

h.   Rules on indemnification of purchasers

Each party to the Agreement commits to indemnify and hold harmless one another exclusively in respect of any losses resulting from: (i) violation or inaccuracy of any representations or warranties made in the Agreement; and (ii) non-performance of any obligation assumed in the Agreement.

i. Government approvals needed

None.

j. Guaranty offered

None.

5.    Describe the purposes of the transaction

The Acquisition was conducted for purposes of ensuring that CBD has the direct control of the on-line businesses, as well as of promoting the convergence of interests of Nova Pontocom and its shareholders.

6.    Provide an analysis of the benefits, costs and risks of the transaction

The Acquisition ensures that CBD has the direct control of e-commerce businesses and, consequently, greater flexibility in its investment strategy, which allows for expectation of gains in synergy, sharing of services, multi-channel, logistics, communication and marketing, particularly as a result of the Operating Agreement executed within the context of the Acquisition.

The major risks connected with the transaction are a growth below the expected level, and that the alignment of the transactions made in physical stores, operated by CBD, and virtual stores, operated by Nova Pontocom, fails to prove satisfactory.

7.    Inform the costs to be incurred by the company if the transaction is rejected

There is no possibility of the Acquisition not be approved, since the Company has only one controlling shareholder and the controller has expressed its commitment to approve it on shareholders’ meeting..

8.    Describe the sources of funds for the transaction

Payment for the Acquisition was made with funds owned by CBD cash.

9.    Describe the managers’ plans for the company whose control was or will be acquired

To adopt a strategy focused on pursuing competitiveness and growth, with efficiency gains market share and positive return. In addition, promoting effective integration between the transactions made in physical stores, operated by CBD, and virtual stores, operated by Nova Pontocom, aiming at gains relative to synergy, sharing of services, multi-channel, logistics, communication and marketing.

The major risks of the transaction are insufficient growth (below the expected level) and that the alignment proves unsatisfactory

10.   Provide a justified statement of the managers recommending approval of the transaction

Nova Pontocom demonstrates to grow above the market level, and signals gains in market share, in a segment that offers appealing rates, is growing significantly in Brazil and attract customers. In addition, following the Acquisition Nova Pontocom was directly consolidated in CBD’s financial statements.

In view of the reasons above, CBD management recommends that the shareholders approve the Acquisition, without any qualification or restriction.

11.   Describe any current corporate relation, even if indirect, between: (a) any of the sellers or the company whose control was or will be sold; and (b) company’s related parties, so defined under the applicable accounting rules

Via Varejo, controlled by CBD, remains owning 43.9% of Nova Pontocom capital.

12.   Inform details of any transaction made in the last two (2) years by any Company’s related parties, so defined by the applicable accounting rules, with company interests or other Company securities or bonds whose control was or will be acquired

None.

13.   Provide a copy of all of the valuation studies and reports prepared by the company or third parties, which provided the basis for the negotiation of the acquisition price

Please find attached the Economic-Financial Assessment Report of Nova Pontocom, prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC”).

14.   With respect to third parties that prepared studies or assessment reports

a.   Inform the name

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC”)

b.   Describe its qualification

PwC is a global network of separate and independent companies that work in an integrated manner in providing Corporate and Tax Assistance services and Auditing services, which are present in 158 countries gathering over 180 thousand collaborators and partners worldwide.

Operating in Brazil since 1915, when its first office was opened in Rio de Janeiro, PwC Brasil counts on around 5,300 professionals distributed throughout 17 offices in all Brazilian regions. The Corporate Finance division counts on over 40 years’ experience in valuation and assistance services connected with transactions involving companies in Brazil. Currently, it counts on over 100 professionals.

c.   Describe how the company was selected

PwC was chosen from among a series of quotations provided by peer companies and based on its quality and experience in similar works.

d.   Inform whether the above company is a related party of the Company, so defined by the applicable accounting rules

PwC is not a CBD related party.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 18, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.